UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

HATTERAS FINANCIAL CORP.

(Name of Subject Company)

HATTERAS FINANCIAL CORP.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

41902R 103

(CUSIP Number of Class of Securities)

Michael R. Hough

Chairman and Chief Executive Officer

Hatteras Financial Corp.

751 West Fourth Street, Suite 400

Winston-Salem, North Carolina 27101

(336) 760-9347

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Kerry E. Johnson, Esq.

Robert W. Smith, Jr., Esq.

Penny J. Minna, Esq.

DLA Piper LLP (US)

1251 Avenue of the Americas

New York, New York 10020

(212) 335-4501

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

- i -

Item 1.	Subject Company Information.

Name and Address

The name of the subject company is Hatteras Financial Corp., a Maryland corporation (“Hatteras”). Unless the context indicates otherwise, we use the terms “us,” “we” and “our” to refer to Hatteras. The address of Hatteras’ principal executive office is 751 West Fourth Street, Suite 400, Winston-Salem, North Carolina 27101. The telephone number of Hatteras’ principal executive office is (336) 760-9347.

Securities

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to the common stock, $0.001 par value per share, of Hatteras (the “Hatteras common stock”). As of May 3, 2016, the second to last full day of trading before the commencement of the offer (as defined below) (i) 94,529,206 shares of Hatteras common stock were issued and outstanding (including 932,531 shares of Hatteras common stock underlying restricted stock awards under the Hatteras’ equity incentive plans), and (ii) 11,500,000 shares of Hatteras’ 7.625% Series A Cumulative Redeemable Preferred Stock, $0.001 par value per share (the “Hatteras Series A preferred stock”), were issued and outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address

Hatteras, the subject company, is the person filing this Schedule 14D-9. The name, business address and business telephone number of Hatteras are set forth in “Item 1. Subject Company Information—Name and Address” above.

Tender Offer

This Schedule 14D-9 relates to the tender offer by Ridgeback Merger Sub Corporation, a Maryland corporation (the “Offeror”) and a direct wholly owned subsidiary of Annaly Capital Management, Inc., a Maryland corporation (“Annaly”), as disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the “Schedule TO”), filed by the Offeror and Annaly with the Securities and Exchange Commission (the “SEC”) on May 5, 2016, pursuant to which the Offeror has offered to acquire all of the issued and outstanding shares of Hatteras common stock.

The terms and conditions of the offer are set forth in Annaly’s prospectus/offer to exchange (the “prospectus/offer to exchange”), which is part of a Registration Statement on Form S-4 (the “Form S-4”) that Annaly has filed on the date hereof with the SEC, and the related letter of election and transmittal, which together constitute the “offer.”

Each holder of Hatteras common stock that participates in the offer will receive for each outstanding share of Hatteras common stock validly tendered and not validly withdrawn in the offer, consideration in the form of:

•	$5.55 in cash; and

•	0.9894 shares of Annaly common stock, par value $0.01 per share (the “Annaly common stock”), together with cash in lieu of any fractional shares of Annaly common stock.

We refer to the above as the “mixed consideration.”

In lieu of receiving the mixed consideration , each holder of shares of Hatteras common stock may elect to receive, for each share of Hatteras common stock that it holds, (1) $15.85 in cash (we refer to this election as the “all-cash election” and this amount as the “all-cash consideration”) or (2) 1.5226 shares of Annaly common stock, together with cash in lieu of any fractional shares of Annaly common stock (we refer to this election as the “all-stock election” and this amount as the “all-stock consideration”). The mixed consideration, the all-cash consideration and the all-stock consideration (as applicable) will be paid without interest and less any applicable withholding taxes.

Holders of Hatteras common stock who validly tender and do not validly withdraw their shares of Hatteras common stock in the offer but who do not make a valid election will receive the mixed consideration for their shares of Hatteras common stock. Hatteras common stockholders who make the all-cash election or the all-stock election will be subject to proration so that approximately 65.0% of the aggregate consideration in the offer will be paid in shares of Annaly common stock and approximately 35.0% of the aggregate consideration in the offer will be paid in cash. A more complete description of the proration procedures is described in the prospectus/offer to exchange under the caption “The Offer—Elections and Proration”. The offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 10, 2016 (as such agreement may be amended, supplemented or otherwise modified from time to time in accordance therewith, the “merger agreement”), by and among Annaly, the Offeror and Hatteras. A more complete description of the merger agreement is described in the prospectus/offer to exchange under the caption “Merger Agreement” and a copy of the merger agreement has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The purpose of the offer is for Annaly to acquire control of, and ultimately the entire equity interest in, Hatteras. The offer is the first step in Annaly’s plan to acquire all of the issued and outstanding shares of Hatteras common stock. If the offer is completed, Annaly intends to consummate promptly following the consummation of the offer, a merger of Hatteras with and into the Offeror, with the Offeror surviving the merger under the name “Hatteras Financial Corp.” (which we refer to as the “merger”). The purpose of the merger is for Annaly to acquire all of the issued and outstanding shares of Hatteras common stock that it did not acquire in the offer, as well as each issued and outstanding share of Hatteras’ Series A preferred stock. In the merger, each outstanding share of Hatteras common stock that was not acquired by Annaly or the Offeror will be converted into the mixed consideration or, at the election of the holder of such shares, the all-cash consideration or all-stock consideration, subject to proration so that approximately 65.0% of the aggregate consideration in the merger will be paid in shares of Annaly common stock and approximately 35.0% of the aggregate consideration in the merger will be paid in cash. In addition, in the merger, each outstanding share of Hatteras Series A preferred stock will be automatically converted into the right to receive one newly issued share of Annaly’s 7.625% Series E Cumulative Redeemable Preferred Stock, $0.01 par value per share (the “Annaly Series E preferred stock”), which will have rights, privileges and voting powers substantially the same as those of the Hatteras Series A preferred stock. After the merger, the Hatteras business will be held in a wholly owned subsidiary of Annaly, and the former Hatteras stockholders will no longer have any direct ownership interest in the surviving corporation.

The offer and withdrawal rights will expire at 12:00 midnight, Eastern time, at the end of June 16, 2016, subject to extension in certain circumstances as required or permitted by the merger agreement, the SEC or applicable law (as so extended, if applicable, the “expiration date”).

The foregoing summary of the offer is qualified in its entirety by the more detailed description and explanation contained in the prospectus/offer to exchange.

This Schedule 14D-9 does not constitute a solicitation of proxies for any meeting of Hatteras stockholders. Hatteras is not asking for a proxy and you are requested not to send Hatteras a proxy. Any solicitation of proxies that Annaly or Hatteras might make will be made only pursuant to separate proxy solicitation materials complying with the requirements of Section 14(a) of the of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

As set forth in the Schedule TO, the principal executive offices of the Offeror and Annaly are located at 1211 Avenue of the Americas, New York, New York 10036, and the telephone number of their principal executive offices is (212) 696-1000.

Information relating to the offer, including this Schedule 14D-9 and related documents, can be found on the SEC’s website at www.sec.gov, or on Hatteras’ website at www.hatfin.com.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Schedule 14D-9, including documents incorporated herein by reference, to the knowledge of Hatteras, as of the date of this Schedule 14D-9, there exists no material agreement, arrangement or understanding, nor any actual or potential conflict of interest, between Hatteras or its affiliates, on the one hand, and (i) Hatteras and any of the Hatteras’ executive officers, directors or affiliates, or (ii) Annaly, the Offeror or their respective executive officers, directors or affiliates, on the other hand.

The Hatteras board of directors was aware of all such contracts, agreements, arrangements or understandings and any actual or potential conflicts of interest and considered them along with other matters described below in “Item 4. The Solicitation or Recommendation—Reasons for the Board’s Recommendation.”

Relationship with Annaly, the Offeror and Certain of their Affiliates

Merger Agreement

A summary of the material terms of the merger agreement described in the prospectus/offer to exchange under the caption “Merger Agreement” is incorporated herein by reference. The merger agreement summary in the prospectus/offer to exchange may not contain all of the information about the merger agreement that is important to Hatteras stockholders, and Hatteras stockholders are encouraged to read the merger agreement carefully in its entirety. The legal rights and obligations of the parties are governed by the specific language of the merger agreement and not the summary described in the prospectus/offer to exchange under the caption “Merger Agreement.”

The merger agreement is incorporated by reference as Exhibit (e)(1) to this Schedule 14D-9.

Arrangements with Current Directors and Executive Officers of Hatteras

Hatteras’ directors and executive officers may have interests in the offer, the merger, and the other transactions contemplated by the merger agreement that are different from, or in addition to, the interests of the Hatteras stockholders generally. These interests may create actual or potential conflicts of interest. The Hatteras board of directors was aware of these interests during its deliberations and considered them, among other matters, in approving the merger agreement and the transactions contemplated by the merger agreement, as more fully discussed below in “Item 4.—The Solicitation or Recommendation—Hatteras’ Reasons for the Offer and the Merger; Recommendation of the Hatteras Board of Directors.” Since Hatteras’ named executive officers are its only executive officers, the disclosure set forth below relates to Hatteras’ directors and named executive officers. Two of Hatteras’ named executive officers, Michael R. Hough and Benjamin M. Hough, are also directors. See “Item 8.—Additional Information—Quantification of Potential Payments and Benefits to Hatteras Named Executive Officers in Connection with the Merger” for additional information about the interests of Hatteras’ directors and named executive officers.

Consideration for Hatteras Restricted Stock Awards in the Merger

As of May 5, 2016, Hatteras’ directors and executive officers held outstanding Hatteras restricted stock awards under the Hatteras equity incentive plans covering a total of 678,806 shares of Hatteras common stock. Pursuant to, and as further described in, the merger agreement, at the effective time of the merger, each Hatteras restricted stock award held by a Hatteras non-executive director that is outstanding and unvested immediately prior to the effective time of the merger will automatically be cancelled, with the holder of such restricted stock award becoming entitled to receive the mixed consideration in respect of each share of Hatteras common stock subject to the restricted stock award immediately prior to the effective time. Hatteras’ non-executive directors who otherwise would be entitled to receive a fractional share of Annaly common stock in respect of their restricted stock awards will instead receive an amount in cash (without interest) equal to the amount of such fraction multiplied by the volume weighted average closing sale price per share of Annaly common stock as reported on the NYSE for the 10 consecutive trading days ending on and including the trading day prior to the acceptance time. The “acceptance time” for purposes of this Schedule 14D-9 is the time that Annaly will accept for payment, subject to the terms and conditions of the merger agreement, all shares of Hatteras common stock that are validly tendered and not validly withdrawn in the offer.

At the effective time of the merger, each restricted stock award held by Hatteras executive officers Michael R. Hough, Benjamin M. Hough, Kenneth A. Steele and Frederick J. Boos, II that is outstanding and unvested immediately prior to the effective time of the merger will be assumed and converted automatically into a restricted stock award with respect to the number of shares of Annaly common stock equal to the product obtained by multiplying the total number of shares of Hatteras common stock subject to such restricted stock award immediately prior to the effective time of the merger by 1.5226, with any fractional shares rounded to the nearest whole share. Each such assumed restricted stock award will vest in accordance with the terms of the consulting agreement between the holder of such restricted stock award and Annaly entered into on the date of the merger agreement, and will otherwise have the same terms and conditions as such restricted stock award had immediately prior to the effective time of the merger.

The estimated aggregate value, based on a price per share of Hatteras common stock of $15.87, which is the average closing price per share of Hatteras common stock on the NYSE over the first five business days following the first public announcement of the merger on April 11, 2016, of (i) the unvested restricted stock awards held by the Hatteras executive officers as of May 5, 2016 is $9,798,186, and (ii) the unvested restricted stock awards held by the Hatteras non-executive directors as of May 4, 2016 is $974,466.

Consulting Agreements

Concurrently with the execution of the merger agreement, Annaly entered into consulting agreements with each of Michael R. Hough, the Chief Executive Officer of Hatteras and Atlantic Capital Advisors LLC (the “Hatteras external manager”), Benjamin M. Hough, the President and Chief Operating Officer of Hatteras and the Hatteras external manager, Kenneth A. Steele, Chief Financial Officer, Secretary and Treasurer of Hatteras and the Hatteras external manager, and Frederick J. Boos, II, Executive Vice President and Chief Investment Officer of Hatteras and the Hatteras external manager, providing for monthly consulting fees in the amount of $250,000, $234,000, $105,500, and $73,500, respectively, in consideration for consulting services to be rendered to Annaly during a consulting period ending 30 months following the date of the closing of the transactions contemplated by the merger agreement (or such earlier termination date as is permitted under the terms of the agreements). During the consulting period, each consultant will be available to render services for at least 20 hours per week. Pursuant to their respective consulting agreements, each of Michael R. Hough, Benjamin M. Hough, Kenneth A. Steele and Frederick J. Boos, II agreed not to own, manage, control, be employed by or consult with a publicly-traded mortgage REIT during such consulting period, subject to specified exceptions. The consulting agreements are conditioned on, and will be effective upon, the closing of the transactions contemplated by the merger agreement.

Hatteras Management Agreement

In connection with the execution of the merger agreement, Hatteras and the Hatteras external manager entered into an amendment to the Hatteras management agreement, to which Annaly is a third-party beneficiary, which provides that as of and subject to the acceptance time, the Hatteras management agreement will terminate, and that Hatteras will pay the Hatteras external manager a termination fee of $45,411,000 prior to, and conditioned on, such termination. The Hatteras executive officers also serve as executive officers of the Hatteras external manager and own all of the equity interest in the Hatteras external manager. For more information, see “—Management Agreement Termination” below.

Hatteras Special Committee Fees

Each member of the Hatteras special committee earns cash committee fees in connection with their service on the Hatteras special committee. Each member of the Hatteras special committee receives $2,500 per telephonic meeting and $5,000 per in-person meeting. In addition, the chairman of the Hatteras special committee was paid an additional fee of $10,000. For more information, see “—Background of the Offer and the Merger” below.

Indemnification of Directors and Officers

The merger agreement provides that Annaly will cause the ultimate surviving company of the merger to indemnify and hold harmless, to the fullest extent permitted under applicable law and provided pursuant to organizational documents of Hatteras or its subsidiaries, or any indemnification agreements in existence as of the time of the merger agreement that were provided to Annaly (including the Hatteras management agreement), each current and former director, officer and agent of Hatteras and its subsidiaries against costs and expenses in connection with claims asserted or claimed prior to, at or after the effective time of the merger, in respect of acts or omissions occurring or alleged to have occurred at or prior to the effective time of the merger, based on or arising out of the fact that such person is or was serving as an officer, director, employee or agent of Hatteras or its subsidiaries or any other entity if such service was at the request or for the benefit of Hatteras or any of its subsidiaries. In addition, for a period of six years following the effective time of the merger, Annaly and Offeror are required to maintain in effect the provisions in any organizational documents of Hatteras and its subsidiaries and contracts (including the Hatteras management agreement) of Hatteras and its subsidiaries regarding elimination of liability, indemnification, and advancement of expenses in favor of the current and former directors, officers, and agents of Hatteras and its subsidiaries that are in existence as of the time of the merger agreement and were provided to Annaly prior to the date of the merger agreement, except to the extent that any such contract provides for an earlier termination.

At or prior to the acceptance time, Hatteras is required to purchase a directors’ and officers’ liability insurance “tail” insurance program for a period of six years after the effective time of the merger with respect to acts or omissions committed at or prior to the effective time of the merger, including the transactions contemplated by the merger agreement, with a one-time cost not in excess of 300% of the last aggregate annual premium paid by Hatteras for its directors’ and officers’ liability insurance prior to the date of the merger agreement. If the cost of such “tail” policy would be in excess of such 300% threshold, Hatteras will be permitted to purchase as much coverage as reasonably practicable for such amount. Following the effective time of the merger, Annaly will cause such “tail” policy to be maintained in full force and effect for its full term, and cause all obligations thereunder to be honored by the Offeror.

For a more complete description of the indemnification of the officers and directors of Hatteras and its subsidiaries, see the section of the prospectus/offer to exchange captioned “Merger Agreement—Directors’ and Officers’ Indemnification” for more information.

Management Agreement Termination

In connection with the execution of the merger agreement, Hatteras and the Hatteras external manager entered into an amendment to the Hatteras management agreement, to which Annaly is a third-party beneficiary, which provides that as of and subject to the acceptance time, the Hatteras management agreement will terminate, and that Hatteras will pay the Hatteras external manager a termination fee of $45,411,000 prior to, and conditioned on, such termination. The amendment provides that in addition to the termination fee, Hatteras will pay the Hatteras external manager for management fees that accrue up to the acceptance time, including for the prorated portion of the month in which the acceptance time occurs. Hatteras will reimburse the Hatteras external manager for expenses it incurs prior to the acceptance time in the ordinary course of business and consistent with past practice to the extent reimbursable pursuant to the Hatteras management agreement. Such expense reimbursement has an aggregate cap of $1.2 million for each calendar quarter beginning April 1, 2016.

The amendment to the Hatteras management agreement also provides that the Hatteras external manager may not take any action, directly or indirectly, that is inconsistent with, or that if taken by Hatteras would be in breach of, Hatteras’ non-solicitation obligations under the merger agreement. However, to the extent that Hatteras is permitted to, and in fact does, engage in discussions or negotiations regarding an acquisition proposal in accordance with the merger agreement, the Hatteras external manager may assist Hatteras in such discussions or negotiations. The Hatteras external manager further agreed that, other than those actions that Hatteras is permitted to take under the merger agreement, or as required by law, it will not intentionally take any action that would reasonably be expected to cause any of the conditions to the offer or the merger to fail to be satisfied.

The amendment to the Hatteras management agreement also provides that the Hatteras external manager will not take any action with respect to its employees or agents whose compensation is reimbursed by Hatteras, that if taken by Hatteras with respect to its own employees, would be in violation of Hatteras’ covenants under the merger agreement with respect to compensation, granting or vesting of equity awards, employee benefit plans, employment or severance arrangements, termination of employees or funding for rabbi trusts or similar arrangements. The Hatteras external manager agreed to comply with its obligations under the merger agreement with respect to retention payments for certain of the Hatteras external manager’s employees.

Except for those rights that pursuant to the express terms of the amendment to the Hatteras management agreement survive the termination, including the payment of certain accrued management fees and expenses, the amendment to the Hatteras management agreement provides that the Hatteras external manager and its affiliates fully and unconditionally release any claims or liabilities whatsoever that they may have against Hatteras and its subsidiaries and Annaly and its subsidiaries and affiliates arising under, or pursuant to, the Hatteras management agreement.

Employee Matters

For at least six months following the effective time of the merger, the Offeror will provide or cause to be provided to all employees of Hatteras or its subsidiaries as of immediately prior to the effective time of the merger (other than certain excluded employees), who remain or become employed by the surviving corporation or its affiliates (each, a “continuing employee”) after the closing of the merger (a) compensation at a rate of base salary or wages, as applicable, not less favorable than the rate of base salary or wages paid by Hatteras or its affiliates immediately prior to the effective time of the merger and (b) other benefits that are either substantially similar in the aggregate to the benefits provided by Hatteras or its affiliates immediately prior to the effective time of the merger, or substantially similar in the aggregate to the benefits provided by Annaly and its affiliates to their employees who are similarly situated, as determined in Annaly’s sole discretion. Annaly has agreed to make a lump sum cash severance payment to each continuing employee who is terminated without cause within six months following the effective time of the merger, and to pay a lump sum cash bonus to each continuing employee who remains employed with Annaly or its subsidiaries through the date that is six months following the effective time of the merger, in each case calculated as described in the merger agreement, provided that the aggregate value of such lump sum cash severance payments and cash bonuses shall not exceed $3,532,007.

In connection with the transactions contemplated by the merger agreement, the Hatteras external manager has agreed to make certain retention payments to its employees, subject to such employees’ continued employment with the Hatteras external manager through the effective time of the merger. Annaly will pay to the Hatteras external manager the aggregate amount of all such retention payments as of the effective time of the merger, and the Hatteras external manager shall make such payments to the designated individuals.

Annaly has agreed to (a) ensure that no limitations or exclusions as to pre-existing conditions, evidence of insurability or good health, waiting periods or actively-at-work exclusions or other limitations or restrictions on coverage are applicable to any continuing employees or their dependents or beneficiaries under any welfare benefit plans in which such continuing employees or their dependents or beneficiaries may be eligible to participate following the effective time of the merger, except to the extent that such exclusions, limitations or restrictions would apply under the analogous benefit plan in which a continuing employee was a participant or was eligible to participate immediately prior to the effective time, and (b) provide that any costs or expenses incurred by continuing employees (and their dependents or beneficiaries) up to (and including) the effective time of the merger shall be taken into account for purposes of satisfying applicable deductible, co-payment, coinsurance, maximum out-of-pocket provisions and like adjustments or limitations on coverage under any such welfare benefit plans, except to the extent such exclusions, limitations or restrictions would apply or costs or expenses would not be taken into account for such purposes under the analogous benefit plan in which any such continuing employee was a participant or was eligible to participate immediately prior to the effective time of the merger.

For purposes of eligibility to participate, vesting credit, eligibility to commence benefits and benefit accrual under all employee benefit plans, policies and practices that Annaly and its affiliates maintain or sponsor, Annaly will give credit to continuing employees for their service with Hatteras, its affiliates and their predecessors prior to the effective time of the merger, except for benefit accrual under any defined benefit pension plan and any credit that would result in the duplication of benefits.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Hatteras Board of Directors

At a meeting held on April 10, 2016, the Hatteras board of directors, acting upon the unanimous recommendation of the Hatteras special committee, unanimously:

(i) determined that the terms of the merger agreement and the transactions, including the offer, the merger and the issuance of shares of Annaly common stock in connection therewith, are fair to, and in the best interests of, Hatteras and its stockholders;

(ii) declared the offer, the merger and the other transactions contemplated by the merger agreement advisable;

(iii) approved the execution and delivery by Hatteras of the merger agreement, the performance by Hatteras of its covenants and agreements contained in the merger agreement and the consummation of the offer, the merger and the other transactions contemplated by the merger agreement on the terms and subject to the conditions contained therein; and

(iv) resolved to recommend that Hatteras stockholders accept the offer and tender their shares of Hatteras common stock to Annaly in the offer.

Accordingly, and for the reasons described in more detail below under “Hatteras’ Reasons for the Offer and the Merger; Recommendation of the Hatteras Board of Directors” the Hatteras board of directors unanimously recommends that the holders of Hatteras common stock accept the offer and tender their shares of Hatteras common stock to Annaly in the offer. A press release dated April 11, 2016, issued by Hatteras and Annaly announcing the offer, the merger and the other transactions contemplated by the merger agreement, is included as Exhibit (a)(5)(A) hereto and is incorporated herein by reference.

Background of the Offer and the Merger

The Hatteras board of directors regularly evaluates Hatteras’ strategic direction and ongoing business plans and reviews possible ways of increasing long-term stockholder value. Since 2013, the residential mortgage REIT sector has faced significant headwinds for a variety of reasons, including uncertainty regarding the outlook for interest rates and the financial markets generally. As a result, in recent years, the price per share of Hatteras common stock has traded at a substantial discount to Hatteras’ book value per share, which makes raising equity capital to fund new investments dilutive to stockholders. Because of these circumstances, Hatteras has been and continues to be unable to raise equity capital on acceptable terms, and accordingly, has been unable to significantly increase its size and scale through capital market transactions.

In response to these market conditions, the Hatteras board of directors and the Hatteras external manager have considered various approaches to addressing these challenges to better position Hatteras to continue to deliver appropriate risk-adjusted returns throughout all parts of the interest rate cycle.

In 2013, Hatteras began an initiative to acquire and aggregate individual prime jumbo whole mortgage loans with a goal of securitizing them into non-agency securities. In addition, on August 31, 2015, Hatteras closed its acquisition of Pingora Asset Management, LLC and Pingora Loan Servicing, LLC (collectively, “Pingora”), a specialized asset manager focused on investing in new-production performing mortgage servicing rights and master-servicing residential mortgage loans sourced primarily from direct, ongoing relationships with loan originators. Because Hatteras has been unable to raise equity on acceptable terms, in order to allocate capital to these new investments and diversify its portfolio, Hatteras has been repositioning its asset base over time by redeploying capital from agency securities into residential whole loans and mortgage servicing rights.

In August 2015, Michael R. Hough, the Chairman of the Hatteras board of directors and Chief Executive Officer of Hatteras, was approached by the representatives of another mortgage REIT having a market capitalization of comparable size to Hatteras (“Company A”) with an interest in exploring a potential merger between the two companies. Mr. Michael Hough subsequently briefed the Hatteras board of directors regarding these discussions and in early-September 2015, the Hatteras board of directors authorized the execution of a non-disclosure agreement with Company A, which was executed on September 17, 2015. Following the execution of the non-disclosure agreement, Hatteras and Company A held very preliminary discussions regarding a potential transaction, but no terms were proposed and no confidential information was exchanged.

On November 4, 2015, the Hatteras board of directors held a telephonic meeting with a representative of DLA Piper LLP (US), counsel to Hatteras (“DLA Piper”), and discussed the relative strategic merits of a potential transaction with Company A. After discussion, Mr. Michael Hough and Mr. Benjamin M. Hough, Director, President and Chief Operating Officer of Hatteras, excused themselves from the meeting and the independent members of the Hatteras board of directors continued to meet in executive session. Due to potential conflicts of interest with (a) the Hatteras external manager as a result of the possible termination of the management agreement in connection with any potential transaction, and (b) Messrs. Michael R. and Benjamin M. Hough as a result of their ownership interests in the Hatteras external manager, the independent members of the Hatteras board of directors formed the Hatteras special committee during this meeting, consisting of independent directors Vicki McElreath, Jeffrey D. Miller (who was later designated as the chairman), and Thomas D. Wren. The independent members of the Hatteras board of directors determined, among other things, not to approve any potential transaction without the affirmative recommendation of the Hatteras special committee. In addition, the Hatteras special committee was delegated complete and final authority for dealing with any matters relating to payments under or in respect of Hatteras’ management agreement with the Hatteras external manager, or any other transactions connected with or related to a potential transaction involving the Hatteras external manager. The Hatteras special committee was authorized (i) to hire independent legal and financial advisors, (ii) to consider, evaluate and respond to any proposal that might be received from Company A regarding a potential transaction, (iii) to consider potential strategic alternatives that might maximize long-term stockholder value, and (iv) to make recommendations, if any, to the Hatteras board of directors concerning these matters. From its formation on November 4, 2015 to January 20, 2016, the Hatteras special committee held a number of meetings and other discussions to analyze and consider a potential transaction with Company A and related matters delegated to it by the Hatteras board of directors.

On or around November 4, 2015, the Hatteras special committee initiated a search for its own legal and financial advisors to assist the Hatteras special committee in its consideration of a potential transaction with Company A and other strategic alternatives available to Hatteras. Shortly thereafter, the Hatteras special committee engaged Hogan Lovells US LLP (“Hogan Lovells”) to represent it in connection with the potential transaction.

On December 8, 2015, at the regular quarterly board meeting, the Hatteras board of directors met with a representative of DLA Piper, who was present for a portion of the meeting, and representatives of Hogan Lovells, who were present for the entire meeting, and discussed, among other things, the Hatteras board of directors’ fiduciary duties in the context of any potential transaction with Company A and the appropriate roles of management and the Hatteras special committee in negotiating and evaluating any strategic alternatives. Messrs. Michael and Benjamin Hough and the representative of DLA Piper excused themselves from the portion of the board meeting involving discussion of the Hatteras management agreement and related matters.

During December 2015, the Hatteras special committee, together with representatives of DLA Piper and Hogan Lovells, considered the qualifications of several investment banks with significant experience advising mortgage REITs to potentially serve as the financial advisor to the Hatteras special committee. The Hatteras special committee’s criteria for selecting an investment bank to act as the Hatteras special committee’s financial advisor included, among other things, the absence of material conflicts of interest between the investment bank and Company A, the Hatteras external manager and its affiliates and Hatteras, including with respect to Hatteras’ financing arrangements, its institutional knowledge of the commercial and residential mortgage REIT industries, its capacity to provide the functions of a full-service investment bank, including its knowledge of the trading market for mortgage-backed securities, and the investment banking team’s past experience advising other companies in connection with similar transactions. Based on this criteria, the Hatteras special committee selected Goldman, Sachs & Co. (“Goldman Sachs”) to be interviewed at the upcoming meeting of the Hatteras special committee on January 5, 2016. During the interview, the Hatteras special committee assessed Goldman Sachs’ experience in the mortgage REIT industry, its views on the current state of the financial markets, as well as potential strategic alternatives that might be available to Hatteras to enhance Hatteras’ long-term stockholder value, including remaining independent and the advantages and disadvantages of a potential transaction with Company A. After this interview and after careful consideration of other information, on January 5, 2016, the Hatteras special committee determined to engage Goldman Sachs to act as its financial advisor in connection with a potential transaction with Company A or other strategic alternatives.

During January 2016, there was a significant deterioration in market conditions for mortgage REITs and stock trading prices across the industry fell to depressed levels, including the Hatteras common stock, which decreased 17% from its high closing price to its low closing price during the month. At a special committee meeting in mid-January 2016, the Hatteras special committee discussed with Mr. Michael Hough current market conditions and concluded that a strategic transaction with Company A would not be attractive at such valuations.

On or around January 20, 2016, the Hatteras special committee held a telephonic meeting with Mr. Michael Hough and a representative of DLA Piper. Mr. Michael Hough updated the Hatteras special committee on his discussions with the managing director of Company A and reported that he and the managing director of Company A had acknowledged that a possible strategic business combination would be difficult to accomplish in light of current market conditions and the depressed common stock trading levels and would not be in the best interests of their respective stockholders. The Hatteras special committee, therefore, determined to terminate discussions with Company A and instructed Mr. Michael Hough to confirm the termination of discussions with Company A, which Mr. Michael Hough did with the managing director of Company A on January 20, 2016. Hatteras and Company A never discussed pricing or valuations, and no due diligence materials were exchanged between Hatteras and Company A.

On January 27, 2016, Kevin G. Keyes, the Chief Executive Officer and President of Annaly, called Mr. Michael Hough to arrange for an in-person meeting, the purpose of which was not discussed. On February 11, 2016, Mr. Michael Hough and Mr. Keyes met, and Mr. Keyes raised the possibility of exploring a potential merger between the two companies. No specific terms were discussed or negotiated. After the meeting on February 11, 2016, Mr. Michael Hough reported to Mr. Miller, chairman of the Hatteras special committee, on his meeting with Mr. Keyes.

On February 18, 2016, Annaly sent a presentation to Hatteras for the Hatteras board of directors, which was distributed by Mr. Michael Hough to the Hatteras special committee. The presentation outlined the strategic considerations for a proposed transaction, including that the transaction consideration may be composed of cash and Annaly common stock, but did not propose any specific financial terms.

On February 19, 2016, the Hatteras special committee held a telephonic meeting with Mr. Michael Hough and a representative of DLA Piper. The Hatteras special committee discussed the potential opportunity for a transaction with Annaly and asked Mr. Michael Hough to call a special meeting of the Hatteras board of directors to discuss the opportunity with the full board. The Hatteras special committee distributed the Annaly presentation to the other members of the Hatteras board of directors on February 22, 2016. On February 22, 2016, the Hatteras board of directors held a telephonic meeting with representatives of DLA Piper, who were present for a portion of the meeting. After discussion, Messrs. Michael and Benjamin Hough and the representatives of DLA Piper excused themselves from the meeting and the independent members of the Hatteras board of directors continued to meet in executive session. During the discussion, the independent members of the Hatteras board of directors reauthorized the Hatteras special committee (a) to consider, evaluate and respond to any proposal that might be received from Annaly regarding the transaction, (b) to explore potential strategic alternatives that might maximize long-term stockholder value, (c) to evaluate and negotiate the terms of a potential transaction with Annaly or any alternative transaction, and (d) to make recommendations, if any, to the Hatteras board of directors regarding such matters. The independent members of the Hatteras board of directors also determined not to approve a transaction without the affirmative recommendation of the Hatteras special committee and to delegate to the Hatteras special committee complete and final authority for dealing with any matters relating to payments under or in respect of Hatteras management agreement with the Hatteras external manager, or any other transactions connected with or related to a potential transaction involving the Hatteras external manager. The independent members of the Hatteras board of directors also authorized the negotiation of an appropriate mutual non-disclosure agreement to permit the exchange of confidential information in connection with each party’s respective evaluation of a potential transaction.

On February 22, 2016, Annaly’s legal advisor, Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”) sent an initial draft of a non-disclosure agreement to DLA Piper, which DLA Piper shared with Hogan Lovells, and DLA Piper, in consultation with Hogan Lovells, reviewed and negotiated the agreement. On February 26, 2016, Annaly and Hatteras entered into a mutual non-disclosure agreement. Shortly thereafter, Annaly, Wachtell Lipton and Wells Fargo Securities, LLC (“Wells Fargo”) and Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”), Annaly’s financial advisors, were granted access to an electronic data room containing certain non-public information concerning Hatteras’ business and operations in order to facilitate their respective due diligence investigation of Hatteras.

On February 29, 2016, Hatteras, Goldman Sachs and DLA Piper were provided access to an electronic data room containing certain non-public information concerning Annaly’s business and operations in order to facilitate the Hatteras board of directors’ reverse due diligence investigation of Annaly. Hogan Lovells was provided access to the same electronic data room concerning Annaly’s business and operations on March 5, 2016. In early March 2016, Weiner Brodsky Kider PC (“Weiner Brodsky”), was retained by Hatteras as its mortgage regulatory legal counsel to assist with its reverse due diligence investigation of Annaly with respect to mortgage regulatory matters and mortgage regulatory matters related to the proposed transaction.

During the period from February 26, 2016 through the signing of the merger agreement, representatives of Annaly and Hatteras, and their respective legal and financial advisors, engaged in their due diligence investigations of one another.

On March 7, 2016, a proposed merger agreement prepared by Wachtell Lipton was provided to DLA Piper and Hogan Lovells that reflected a potential transaction structured as an exchange offer in which the Hatteras common stockholders would have the right to receive a fixed amount of cash and shares of Annaly common stock. The draft merger agreement did not contain the amount of cash or stock that would be payable in a potential transaction. The draft merger agreement proposed a termination fee payable by Hatteras in specified circumstances, including if the merger agreement was terminated in order to accept a superior proposal, was in an amount equal to 4% of the transaction equity value. The draft merger agreement also included a no-shop covenant, with a fiduciary out for a superior proposal and an ability for the Hatteras board of directors to change its recommendation for an intervening event, as well the ability for Annaly to make a matching offer each time a third party submits a superior proposal or in the case of an intervening event. In addition, the draft merger agreement contemplated that the shares of Hatteras Series A preferred stock would be exchanged for shares of a newly designated Annaly Series E preferred stock with substantially the same terms as the existing terms of the Hatteras Series A preferred stock. The draft merger agreement included a provision that the Hatteras external manager agree to terminate the management agreement in connection with the consummation of the offer and the merger.

On March 10, 2016, the Hatteras special committee met with certain members of the Hatteras management team and representatives of DLA Piper, who were present for a portion of the meeting, and representatives of Goldman Sachs and Hogan Lovells, who were present for the entire meeting, to discuss the possible transaction. The representatives of Goldman Sachs made a presentation regarding Annaly, its current management, strategy and portfolio, and the strategic considerations with respect to a transaction with Annaly. The members of the Hatteras management team and the representatives of DLA Piper excused themselves from the portion of the board meeting involving discussion of the management agreement and related matters.

On March 17, 2016, Annaly’s financial advisors hosted a due diligence call to discuss the methodology and process used by each of Annaly and Hatteras for valuing their respective assets, including fixed-rate and adjustable rate agency securities, and Hatteras’ methodology and process for valuing mortgage servicing rights.

On March 18, 2016, Annaly delivered to Hatteras’ financial and legal advisors and Mr. Michael Hough a preliminary non-binding indicative proposal for a strategic transaction with Hatteras in which Hatteras common stockholders would receive $15.25 per share of Hatteras common stock comprised of $3.81 in cash and 1.09894 shares of Annaly common stock, such that the total consideration would be comprised of 25% cash and 75% Annaly common stock. The proposal indicated that Annaly would assume the existing notional amount of $287,500,000 of the Hatteras Series A preferred stock. In addition, the proposal stated that Annaly would be willing to pay the Hatteras external manager, in consideration for the termination of the Hatteras management agreement, the termination fee provided for under the existing terms of the management agreement between Hatteras and the Hatteras external manager, subject to additional commercial arrangements in respect of the Hatteras external manager and its executives. Under the existing terms of the Hatteras management agreement, Hatteras was obligated to pay to the Hatteras external manager a termination fee in cash equal to four times the average annual management fee earned by the Hatteras external manager during the two-year period immediately preceding the date of termination in the event of a termination for any reason other than for cause.

On March 21, 2016, at the quarterly board dinner, the Hatteras board of directors met to discuss the transaction and the proposal received from Annaly. Also, on March 21, 2016, Hogan Lovells provided the Hatteras special committee, at its request, a summary of the vesting provisions of the equity awards held by the Hatteras external manager and its executives. On March 22, 2016, at its regular quarterly meeting, the Hatteras board of directors met with representatives of Goldman Sachs, DLA Piper and Hogan Lovells and discussed the proposal received from Annaly. Specifically, at the March 22, 2016 meeting, the Hatteras board of directors, including the members of the Hatteras special committee, and its advisors, discussed whether such proposal (i) proposed a sufficient amount of consideration for each outstanding share of Hatteras common stock, (ii) provided the optimal mix of stock and cash consideration, (iii) included an appropriate termination fee in the case of a termination of the merger agreement under specified circumstances, and (iv) adequately addressed the treatment of ordinary quarterly dividends. Also at the March 22, 2016 meeting, the Hatteras board of directors, including the members of the Hatteras special committee, and its advisors, discussed the state of the mortgage REIT industry, Hatteras’ earnings and book value projections and other potential strategic alternatives available to Hatteras, including remaining independent.

Upon completion of the Hatteras board of directors meeting on March 22, 2016, the Hatteras special committee met with the other independent members of the Hatteras board of directors and representatives of Hogan Lovells and continued to discuss the proposal received from Annaly. During the discussion, a representative of Hogan Lovells provided the Hatteras special committee an overview of the payments and other benefits that would be provided to the Hatteras external manager and its executives pursuant to the Annaly proposal, including a termination payment provided to the Hatteras external manager in consideration for the termination of the management agreement, vesting of Hatteras equity awards, and certain post-closing transition services arrangements. Hogan Lovells also discussed retention payments to employees of the Hatteras external manager upon closing of the transaction and severance payments to employees of Hatteras. The Hatteras special committee discussed whether negotiating reductions in such payments might increase the consideration that Annaly would be willing to pay to the Hatteras stockholders. At the conclusion of the March 22, 2016 meetings, the Hatteras special committee instructed representatives of Goldman Sachs to (i) communicate to Annaly that the Hatteras special committee considered the proposal from Annaly to be financially inadequate and (ii) suggest that the advisors of Hatteras, the Hatteras special committee and Annaly engage in further diligence and negotiations. Shortly after the March 22, 2016 meetings, representatives of Goldman Sachs communicated these messages to representatives of Wells Fargo and Sandler O’Neill. Thereafter, representatives of Goldman Sachs, Wells Fargo and Sandler O’Neill engaged in multiple discussions regarding Annaly’s financial valuation of Hatteras’ assets and explored possible improvements in the proposed transaction terms.

On March 24, 2016, representatives of Annaly and Hatteras, and their respective advisors, including Wells Fargo, Sandler O’Neill, Goldman Sachs, Wachtell Lipton, DLA Piper and Weiner Brodsky, met to discuss the due diligence investigations, including questions arising from the due diligence investigation of Hatteras and reverse due diligence investigation of Annaly. The representatives also discussed the methodology for valuing Hatteras’ assets, including agency securities and mortgage servicing rights.

On March 28, 2016, DLA Piper and Hogan Lovells held a conference call to discuss the terms of the draft merger agreement. On March 29, 2016, DLA Piper submitted a revised draft of the merger agreement to Wachtell Lipton. At the specific request of the Hatteras special committee, the revised draft provided for an exchange offer that permitted Hatteras common stockholders to elect to receive either a mix of cash and Annaly common stock or all Annaly common stock as consideration in the transaction, provided that the total amount of cash consideration to be paid out could not exceed 25% of the total consideration. The termination fee payable by Hatteras in specified circumstances, including if the agreement was terminated in order to accept a superior proposal, was proposed to be 2.5% of the transaction equity value, except in order to accept a superior proposal with a party that submitted a superior proposal during a 30-day “go-shop period” following signing (during which time Hatteras would have been permitted to solicit alternative proposals), in which case the termination fee payable by Hatteras would be 1% of the transaction value.

Following receipt of the revised merger agreement, Wachtell Lipton, Wells Fargo and Sandler O’Neill communicated issues raised in the revised merger agreement to DLA Piper, Hogan Lovells and Goldman Sachs. On March 30, 2016, representatives of Wachtell Lipton, DLA Piper and Hogan Lovells held a conference call to discuss the open legal issues on the merger agreement.

On March 31, 2016, Wachtell Lipton delivered to Goldman Sachs, DLA Piper and Hogan Lovells a revised draft merger agreement, which reflected a transaction structured as an exchange offer in which the Hatteras stockholders would have the right to elect to receive a fixed amount of cash, a fixed number of shares of Annaly common stock or a mix of a fixed amount of cash and shares of Annaly common stock. Elections for either all cash or all shares of Annaly common stock would be subject to proration so that total consideration would not exceed 25% cash and 75% stock. The termination fee payable by Hatteras in specified circumstances, including if the agreement was terminated in order to accept a superior proposal, was proposed to be 4% of the transaction value. The revised merger agreement removed the ability of Hatteras to solicit alternative proposals after the signing of the merger agreement, but retained a fiduciary out for a superior proposal subject to payment of a termination fee.

Also on March 31, 2016, Wachtell Lipton delivered to Goldman Sachs, DLA Piper, Hogan Lovells and Rogers & Hardin LLP (“Rogers & Hardin”), counsel for the Hatteras external manager, a proposal from Annaly regarding the treatment of the Hatteras management agreement and related matters, in which Annaly proposed to pay to the Hatteras external manager a termination fee of approximately $74 million for the termination of the Hatteras management agreement, a payment of approximately $3 million for retention and severance costs for employees of the Hatteras external manager and a transition services agreement that the Annaly external manager would enter into with the Hatteras external manager, with a minimum payment of $3 million for actual transition services to be performed.

From the last two weeks of March 2016 until the signing of the merger agreement on April 10, 2016, representatives of Rogers & Hardin engaged in discussions with representatives of Wachtell Lipton with respect to the proposed termination of the management agreement and related matters. This included discussion regarding the continued provision of services by the executive officers of the Hatteras external manager following the closing of the transaction as well as the potential implications of such agreements and the possibility of Annaly or its affiliates acquiring the Hatteras external manager. Annaly advised that it was not interested in acquiring the Hatteras external manager and would require that the Hatteras external manager agree to terminate the management agreement as a condition to the transaction and that the Hatteras external manager and its executive officers agree to other covenants for the benefit of Annaly.

On April 3, 2016, the Hatteras special committee held a telephonic meeting with Mr. Michael Hough and representatives of DLA Piper, who were present for a portion of the meeting, and representatives of Goldman Sachs and Hogan Lovells, who were present for the entire meeting, to discuss the revised provisions of the merger agreement, including the ability for Hatteras common stockholders to elect the form of consideration received and the termination fee, and to discuss certain diligence items. After discussion, Mr. Michael Hough and the representatives of DLA Piper excused themselves from the meeting and the Hatteras special committee met in executive session with its advisors. During the discussion, the Hatteras special committee directed the representatives from Goldman Sachs to communicate to Annaly’s representatives their views on a number of transaction terms, including that the current financial terms of the proposal were still not adequate and that the proposed termination fee payable if the merger agreement was terminated in specified circumstances was too high. The Hatteras special committee also directed its chairman, Mr. Miller, to engage in negotiations with Mr. Michael Hough regarding a possible reduction in the termination fee and other benefits that would be received by the Hatteras external manager and its executives, to the extent such reductions could result in an increase in the consideration offered by Annaly to the holders of Hatteras common stock. In addition, to ensure continuity in Hatteras operations, the Hatteras special committee approved in principle the payment of reasonable retention payments by Hatteras to employees of Hatteras and the Hatteras external manager, with respect to services that would be provided prior to closing, if the transaction were approved. The Hatteras special committee delegated to its chairman, Mr. Miller, the authority to negotiate the details of such retention payments with Mr. Michael Hough.

On April 3, 2016, representatives from Goldman Sachs as directed by the Hatteras special committee engaged in discussions with Annaly and its advisors regarding the open business issues, including the amount of consideration, the cash/equity split of the consideration, the amount of the termination fee payable if the merger agreement was terminated in specified circumstances, and the terms of the termination of the Hatteras management agreement and related matters.

On April 4, 2016, after discussions with Mr. Michael Hough regarding employee retention payments, Mr. Miller communicated to Mr. Michael Hough that the Hatteras special committee would only approve retention payments for certain employees of Hatteras and the Hatteras external manager (excluding the executive officers of Hatteras, Michael R. Hough, Benjamin M. Hough, Kenneth A. Steele and Frederick J. Boos, II) of up to one times each such employee’s base salary. In addition, Mr. Miller communicated to Mr. Michael Hough that given the current level of consideration being proposed to be paid to the Hatteras stockholders in the proposed transaction, it would be likely that the Hatteras special committee would not recommend the transaction unless the consideration was increased, including as a result of agreed upon reductions in payments to the Hatteras external manager and its executives.

On April 4, 2016, the Hatteras special committee also formally confirmed the engagement of Goldman Sachs to act as its financial advisor in connection with the transaction and its consideration of other strategic alternatives. Goldman Sachs provided a disclosure letter to the Hatteras special committee relating to certain investment banking and team member relationships with Annaly and Hatteras, and after deliberation with representatives of Hogan Lovells, the Hatteras special committee determined that such relationships would not impact Goldman Sachs’ ability to provide financial advice to the Hatteras special committee in connection with the proposed transaction or the Hatteras special committee’s review of other strategic alternatives. On April 5, 2016, the Hatteras special committee executed an engagement letter to formally engage Goldman Sachs as financial advisor to the Hatteras special committee in connection with the transaction and the Hatteras special committee’s consideration of other strategic alternatives.

On April 6, 2016, the Hatteras special committee held a telephonic meeting with Messrs. Michael and Benjamin Hough and representatives from Goldman Sachs, DLA Piper and Hogan Lovells to discuss the status of pricing discussions among Goldman Sachs, Wells Fargo and Sandler O’Neill, including the asset valuation metrics impacting the pricing determination. A representative of Goldman Sachs informed the Hatteras special committee that based on his discussions with Annaly’s financial advisors he believed that Annaly would consider increasing its offer to between $15.40 and $15.50 per share, but would not increase beyond that. The Hatteras special committee directed Goldman Sachs to inform Annaly’s representatives that the offer was financially inadequate and that the Hatteras special committee intended to discontinue any further negotiations until at least after Hatteras had released its quarterly financial results.

On the morning of April 7, 2016, Mr. Keyes requested a telephonic meeting with the Hatteras special committee. The Hatteras special committee agreed and later that afternoon Mr. Keyes made a presentation to the Hatteras special committee and a representative from Hogan Lovells at which he described Annaly’s business and diversification strategy. He also outlined a best and final offer from Annaly valued at $15.85 per share, with 40% of the total consideration in the form of cash and 60% of the total consideration in the form of Annaly common stock. The Hatteras common stockholders would continue to have the right to elect to receive a fixed amount of cash, a fixed number of shares of Annaly common stock or a mix of a fixed amount of cash and shares of Annaly common stock. Elections for either all cash or all shares of Annaly common stock would be subject to proration so that total consideration would not exceed 40% cash and 60% shares of Annaly common stock. The offer assumed that the Hatteras external manager would agree to reduce the termination fee from the level provided for in the management agreement to approximately three times the average annual management fee. In addition, Annaly would enter into post-closing consulting arrangements with the Hatteras executive officers, pursuant to which they perform various services for Annaly post-closing, and Annaly would provide certain severance protections to employees of Hatteras that would join Annaly in connection with the proposed transaction. Mr. Keyes outlined for the Hatteras special committee his views on the strategic advantages of the combination for Hatteras stockholders, including portfolio and business line diversification, improved liquidity, improved access to capital and the possibility of growing Hatteras’ operating businesses, and responded to questions from the Hatteras special committee on Annaly’s risk and diversification strategy. The Hatteras special committee discussed the revised proposal after Mr. Keyes departed the meeting.

A telephonic meeting of the Hatteras board of directors was held on April 7, 2016 following the meeting between Mr. Keyes and the Hatteras special committee in order to update the entire Hatteras board of directors on the revised offer and the meeting with Mr. Keyes. Representatives from DLA Piper, who were present for a portion of the meeting, Goldman Sachs and Hogan Lovells attended. A representative from Goldman Sachs provided a presentation on the financial terms of the revised offer. After discussion, Messrs. Michael and Benjamin Hough and the representatives of DLA Piper excused themselves from the meeting, and a telephonic meeting of the Hatteras special committee was convened. The other independent members of the Hatteras board of directors and representatives of Goldman Sachs and Hogan Lovells attended the meeting. The Hatteras special committee discussed the updated proposal and solicited the input of Goldman Sachs and Hogan Lovells, including with respect to the relative advantages and disadvantages of the transaction over continuing as an independent company, outstanding diligence issues and open issues in the draft merger agreement. The Hatteras special committee also reviewed the state of negotiations relating to the termination of the management agreement, severance arrangements for Hatteras employees, retention bonuses for employees of the Hatteras external manager, and consulting arrangements between Annaly and certain executives of the Hatteras external manager. After deliberating, the Hatteras special committee directed its chair, Mr. Miller, to inform Mr. Keyes that the Hatteras special committee could support the revised proposal subject to the percentage of stock consideration being increased to 65%, the termination fee payable if the merger agreement was terminated in specified circumstances being reduced to 3%, and satisfaction of certain outstanding financial diligence items.

On April 8, 2016, Mr. Miller had individual telephone conferences with each independent member of the Hatteras board of directors to review the current terms of the transaction and to confirm support for the proposed transaction subject to the changes discussed at the April 7, 2016 meeting. After these discussions, on April 8, 2016, Mr. Miller informed Mr. Keyes by telephone that the Hatteras special committee could support the revised proposal subject to the conditions noted above, and Mr. Keyes subsequently called Mr. Miller to inform him that the transaction based on the terms discussed, including an increase in the stock percentage to 65% of total consideration and a reduction in the termination fee to 3%, was acceptable to Annaly. Mr. Keyes also indicated that Annaly would address the open financial diligence items. Mr. Miller communicated these updates to Messrs. Michael and Benjamin Hough and the other members of the Hatteras board of directors.

Annaly’s revised proposal was conditioned on the Hatteras external manager agreeing to amend the terms of the Hatteras management agreement to provide for, among other things, the termination of the management agreement in connection with the closing of the transaction for a reduced termination fee and the Hatteras external manager’s release of all claims that it may have under the management agreement against Hatteras and its subsidiaries and Annaly and its affiliates. On April 9 and 10, 2016, representatives of Rogers & Hardin and Wachtell Lipton engaged in negotiations regarding the terms of such amendment to the management agreement. In addition, representatives of Rogers & Hardin and Wachtell Lipton negotiated the economic and other terms of consulting agreements pursuant to which each of the Hatteras executive officers, Michael R. Hough, Benjamin M. Hough, Kenneth A. Steele and Frederick J. Boos II, would provide certain consulting services to Annaly during a consulting period ending 30 months following the closing of the merger, during which term each of them also agreed to certain non-competition and other covenants.

On the morning of April 10, 2016, the Hatteras special committee and Hatteras board of directors convened to consider the best and final offer from Annaly, as modified by the conversations between Mr. Miller and Mr. Keyes. All members of the Hatteras board of directors were present at the meeting. Also participating were representatives of Goldman Sachs, DLA Piper and Hogan Lovells. Representatives of Hogan Lovells reviewed with the Hatteras board of directors its fiduciary duties in considering a merger of Hatteras with Annaly. Representatives of DLA Piper then provided a detailed review of the terms of the proposed merger agreement with Annaly. Representatives of Goldman Sachs reviewed its financial analysis of the proposed transaction. Following this presentation, Goldman Sachs delivered its oral opinion, subsequently to be confirmed in writing, that, as of April 10, 2016 and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its written opinion, the (i) $15.85 in cash, (ii) 1.5226 shares of Annaly common stock or (iii) $5.55 in cash and 0.9894 shares of Annaly common stock, collectively referred to as the “Aggregate Consideration”, to be paid to the holders (other than Annaly and its affiliates) of shares of Hatteras common stock, taken in the aggregate, pursuant to the merger agreement, was fair from a financial point of view to such holders. For more information about Goldman Sachs’ opinion, see below under the heading “—Opinion of Hatteras’ Financial Advisor.”

After discussion, the Hatteras board of directors meeting was then temporarily adjourned, Messrs. Michael and Benjamin Hough and the representatives of DLA Piper were excused and the Hatteras special committee convened a meeting to consider whether to recommend that the Hatteras board of directors approve the transaction and to approve any payments under or in respect of the Hatteras management agreement with the Hatteras external manager, or any other transactions connected with or related to the transaction involving the Hatteras external manager. Each independent member of the Hatteras board of directors and representatives of Goldman Sachs and Hogan Lovells attended the meeting. After careful deliberation, the Hatteras special committee (i) unanimously recommended that the offer and merger and the other transactions contemplated by the merger agreement, on the terms set forth therein, be submitted to and approved by the Hatteras board of directors, (ii) approved and authorized Hatteras to enter into the agreement terminating the Hatteras management agreement at the closing of the proposed transaction and to comply with the terms thereof, including the payment of the reduced management agreement termination fee from the amount provided for in the management agreement of the four times the average annual management fee to approximately three times the average annual management fee, and (iii) approved the provisions of the merger agreement providing for or relating to payments to the Hatteras external manager and its employees.

The Hatteras board of directors meeting reconvened immediately after the Hatteras special committee meeting was adjourned. All members of the Hatteras board of directors and representatives of Goldman Sachs, DLA Piper and Hogan Lovells were present when the meeting reconvened. After discussing the relative merits of the transaction (see below under the heading “—Hatteras’ Reasons for the Offer and the Merger and Recommendation of the Hatteras Board”), the Hatteras board of directors unanimously (a) determined that the terms of the merger agreement and the transaction, including the offer the merger and the issuance of Annaly common stock in connection therewith, were fair to and in the best interests of Hatteras and its stockholders, (b) declared the offer, the merger and the other transactions contemplated by the merger agreement advisable, (c) approved the execution and delivery by Hatteras of the merger agreement, the performance by Hatteras of its covenants and agreements contained in the merger agreement and the consummation of the offer, the merger and the other transactions contemplated by the merger agreement on the terms and subject to the conditions contained therein, and (iv) resolved to recommend that Hatteras’ stockholders accept the offer and tender their shares of Hatteras common stock to Annaly in the offer. The Hatteras board of directors also adopted a resolution authorizing an amendment to Hatteras’ bylaws to provide that the Circuit Court of Baltimore City, Maryland would be the exclusive forum for derivative claims brought on behalf of Hatteras, claims asserting breaches of fiduciary duties or arising from the MGCL or Hatteras’ charter or bylaws, and certain other types of claims. The Hatteras board of directors also approved as part of its approval of the offer and the merger and the merger agreement the proposed retention and severance plans for employees of Hatteras and the Hatteras external manager described above.

On April 10, 2016, following the Hatteras board of directors meetings, Mr. Miller informed Mr. Keyes by telephone that the Hatteras board of directors, acting on the unanimous recommendation of the special committee, approved the proposed merger of Hatteras and Annaly

Following the telephone call between Mr. Miller and Mr. Keyes, Annaly, Hatteras and the Hatteras external manager and their respective advisors finalized the merger agreement and related schedules and agreements, including the articles supplementary designating the Annaly Series E preferred stock, and the merger agreement, the amendment to the management agreement and the consulting agreements were executed.

Prior to the opening of markets in the United States on April 11, 2016, Annaly and Hatteras jointly announced the transaction.

Hatteras’ Reasons for the Offer and the Merger; Recommendation of the Hatteras Board of Directors

The Hatteras board of directors, acting upon the unanimous recommendation of the Hatteras special committee, has unanimously (i) determined that the terms of the merger agreement and the transactions, including the offer, the merger and the issuance of shares of Annaly common stock in connection therewith, are fair to, and in the best interests of, Hatteras and its stockholders, (ii) declared the offer, the merger and the other transactions contemplated by the merger agreement advisable, (iii) approved the execution and delivery by Hatteras of the merger agreement, the performance by Hatteras of its covenants and agreements contained in the merger agreement and the consummation of the offer, the merger and the other transactions contemplated by the merger agreement on the terms and subject to the conditions contained therein, and (iv) resolved to recommend that Hatteras stockholders accept the offer and tender their shares of Hatteras common stock to Annaly in the offer.

In evaluating the merger agreement and the transactions contemplated by the merger agreement, including the offer, the merger and the issuance of shares of Annaly common stock in connection therewith, the Hatteras special committee and the Hatteras board of directors consulted with their financial and legal advisors, including Goldman Sachs, as financial advisor to the Hatteras special committee, DLA Piper, as counsel to Hatteras, and Hogan Lovells, as counsel to the Hatteras special committee, as well as members of Hatteras’ senior management.

In the course of reaching a determination that the offer and the merger are fair to, and in the best interests of, Hatteras and its stockholders, and a recommendation that the holders of Hatteras common stock accept the offer and tender their shares of Hatteras common stock to Annaly in the offer, the Hatteras special committee and the Hatteras board of directors considered numerous factors, including the following material factors and benefits of the offer and the merger, each of which the Hatteras special committee and the Hatteras board of directors believed supported its unanimous determination and recommendation:

•

Recommendation of the Hatteras Special Committee. The Hatteras board of directors considered the unanimous recommendation of the Hatteras special committee that the Hatteras board of directors determine that the terms of the merger agreement and the transactions contemplated by the merger agreement, including the offer, the merger and the issuance of shares of Annaly common stock in connection therewith, are fair to, and in the best interests of, Hatteras and its stockholders and declare the offer, the merger and the other transactions contemplated by the merger agreement advisable, as well as the independence of the members of the Hatteras special committee making such recommendation and the independence, experience and expertise of Goldman Sachs as the financial advisor to the Hatteras special committee.

•	Industry and Business Considerations. The Hatteras special committee and the Hatteras board of directors considered the current and historical industry conditions and the financial condition, results of operations, business, and financing prospects of Hatteras, including the following:

•	the challenges facing the residential mortgage REIT sector in general, including significant uncertainty regarding the outlook for interest rates as well as uncertainty regarding the outlook for the financial markets generally;

•	the challenges facing Hatteras in particular, including that, since 2013, the price per share of Hatteras common stock has traded at a substantial discount to Hatteras’ book value per share, which makes raising equity capital to fund new investments dilutive to shareholders and has made it difficult for Hatteras to significantly increase its size and scale through capital market transactions; and

•	the general views of the members of the Hatteras special committee and the Hatteras board of directors with respect to the business, financial condition, current business strategy and prospects of Hatteras, including the potential challenges for Hatteras to continue to access financing resources on acceptable terms.

•	Offer Price and Right to Participate in Annaly’s Future Growth. The Hatteras special committee and the Hatteras board of directors considered:

•	the fact that the value of the consideration represents a premium of approximately 24% to the 60-day volume-weighted average price of Hatteras common stock ending on April 8, 2016, the last trading day before Hatteras entered into the merger agreement;

•	the fact that for each outstanding share of Hatteras common stock accepted for payment in the offer or converted and exchanged in the merger the holder thereof will be entitled to receive at least 65% of the consideration in Annaly common stock and, therefore, participate in benefits of the combined company;

•	the fact that in lieu of receiving the mixed consideration, holders of shares of Hatteras common stock may elect to receive, for each share of Hatteras common stock that they hold, the all-cash consideration or the all-stock consideration, in each case, subject to proration;

•	the belief of the Hatteras special committee that as a result of negotiations between the parties it had obtained Annaly’s best and final offer for the Hatteras common stock, which was $0.60 per share higher than Annaly’s initial proposal; and

•	the offer and the merger are expected to be immediately accretive to Annaly’s earnings per share and will not be dilutive to Annaly’s book value.

•	Benefits of Combining with Annaly of Increased Scale, Portfolio Diversity and other Operating Considerations. The Hatteras special committee and the Hatteras board of directors considered the following benefits and operating considerations in combining with Annaly:

•	the increased portfolio diversification of the combined company, taking into account Annaly’s diversified portfolio of agency and non-agency mortgage-backed securities, commercial real estate debt and equity and commercial credit and Hatteras’ portfolio of adjustable-rate agency and non-agency mortgage-backed securities, residential whole loans and mortgage servicing rights;

•	the potential access to capital and asset acquisition opportunities resulting from the scale and resources of the combined company, the fact that Annaly’s average expenses have historically been a lower percentage of assets and equity than other residential mortgage REITs, and the potential for increased capital allocation alternatives for the combined company;

•	the potential access to additional financing resources that would not be available to Hatteras as a stand-alone company; and

•	the continuing access to an external manager with broad expertise and resources to invest across a range of asset classes at a cost that has historically been a lower percentage of assets and equity than other residential mortgage REITs.

•	Opinion of Goldman Sachs and Related Analysis. The Hatteras special committee and the Hatteras board of directors considered the oral opinion of Goldman Sachs, subsequently confirmed in writing, dated April 10, 2016, that, as of such date, based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Goldman Sachs in preparing its written opinion, as set forth in such written opinion, the Aggregate Consideration to be paid to the holders (other than Annaly or its affiliates) of the shares of Hatteras common stock, taken in the aggregate, pursuant to the merger agreement was fair from a financial point of view to such holders, as more fully described below in “—Opinion of Hatteras’ Financial Advisor.” The Hatteras special committee and Hatteras board of directors were aware that Goldman Sachs will become entitled to certain fees upon consummation of the offer and merger, as more fully described below in “—Opinion of Hatteras’ Financial Advisor.”

•	Other Terms of the Merger Agreement. The Hatteras special committee and the Hatteras board of directors considered certain other terms of the merger agreement, which are more fully described in the prospectus/offer to exchange under the caption “Merger Agreement.” Certain provisions of the merger agreement that the Hatteras special committee and Hatteras board of directors considered important included:

•	the merger agreement provides for the prompt commencement of the offer, which may enable holders of Hatteras common stock who tender their shares into the offer to receive their consideration more quickly than in a transaction structured as a one-step merger;

•	the ability to respond to unsolicited acquisition proposals by the Hatteras board of directors, upon the recommendation of the Hatteras special committee and determination that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law, and to engage in negotiations or discussions with third parties regarding alternative transactions under certain circumstances (see the section of the prospectus/offer to exchange captioned “Merger Agreement—No Solicitation of Other Offers by Hatteras” for more information);

•	the right of the Hatteras board of directors to change or withdraw its recommendation to holders of Hatteras common stock, following receipt of an unsolicited superior proposal or upon the occurrence of certain other intervening events and upon the recommendation of the Hatteras special committee and determination that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law (see the section of the prospectus/offer to exchange captioned “Merger Agreement—No Solicitation of Other Offers by Hatteras” for more information);

•	the right of the Hatteras board of directors to terminate the merger agreement and to accept a superior proposal, if certain conditions are met, subject to the payment of the termination fee to Annaly (see the section of the prospectus/offer to exchange captioned “Merger Agreement—Termination of the Merger Agreement—Termination by Hatteras” for more information);

•	the fact that Offeror’s obligations to purchase (and Annaly’s obligation to cause the Offeror to purchase) the shares of Hatteras common stock tendered in the offer and to close the merger are subject to limited conditions, and that the offer and the merger are reasonably likely to be consummated; and

•	the fact that the Offeror must generally extend the offer for one or more periods until the offer conditions have been satisfied.

The Hatteras special committee in making its recommendation to the Hatteras board of directors and the Hatteras board of directors in making its determination also identified and considered the following potentially negative factors in its deliberations:

•	Fluctuations in the Price of Annaly Common Stock. The Hatteras special committee and the Hatteras board of directors considered the fact that holders of shares of Hatteras common stock who receive shares of Annaly common stock in the offer or the merger will receive a fixed number of shares of Annaly common stock, which is based on the Hatteras common stock being valued at $15.85 per share based upon the closing price of Annaly common stock on April 8, 2016, and such number of shares will not be adjusted for any decrease in the trading price of shares of Annaly common stock between the date of the merger agreement and the completion of the offer or the merger, and the fact that Hatteras is not permitted to terminate the merger agreement solely because of changes in the market price of shares of Annaly common stock;

•	Non-Solicitation Covenant. The Hatteras special committee and the Hatteras board of directors considered the fact that the merger agreement imposes restrictions on soliciting and responding to competing acquisition proposals from third parties;

•	Termination Fee. The Hatteras special committee and the Hatteras board of directors considered that the termination fee of $44,948,637.45 payable in cash to Annaly if the merger agreement is terminated under certain circumstances, including if the merger agreement is terminated in order for the Hatteras board of directors to accept a superior proposal, may discourage third parties that may otherwise have an interest in a business combination with, or an acquisition of, Hatteras from pursuing such a transaction;

•	Interim Operating Covenants. The Hatteras special committee and the Hatteras board of directors considered that the merger agreement imposes restrictions on the conduct of the business of Hatteras and its subsidiaries prior to the consummation of the merger (see the section of the prospectus/offer to exchange captioned “Merger Agreement—Conduct of Business Before Completion of the Merger—Restrictions on Hatteras’ Operations”);

•	Risks the Offer and Merger May Not Be Completed. The Hatteras special committee and the Hatteras board of directors considered the following factors in connection with the risk that the offer and the merger not be completed:

•	the risk that the conditions to the offer may not be satisfied and that, therefore, shares of Hatteras common stock may not be purchased pursuant to the offer and the merger may not be consummated; and

•	the risks and costs to Hatteras of the adverse effect of the resulting public announcement of any termination of the merger agreement on the market price of shares of Hatteras common stock, and operating results of Hatteras, particularly in light of the diversion of management resources from operational matters and other strategic opportunities and the costs incurred in connection with the transaction;

•	Potential Conflict of Interest Relating to Termination of Management Agreement. The Hatteras special committee and the Hatteras board of directors considered the potential conflict of interest created as a result of the termination of the management agreement in connection with the transaction and the resulting payment of a termination fee to the Hatteras external manager.

•	Interests of Directors and Executive Officers. The Hatteras special committee and the Hatteras board of directors considered the interests of certain directors and executive officers in the merger, including the proposed consulting agreements between Annaly and each of Hatteras’ executive officers, Michael R. Hough, Benjamin M. Hough, Kenneth A. Steele and Frederick J. Boos, II, each as more fully described in “Item 3.—Past Contacts, Transactions, Negotiations and Agreements— Arrangements with Current Executive Officers and Directors of Hatteras” and “Item 8.—Additional Information—Quantification of Potential Payments and Benefits to Hatteras Named Executive Officers in Connection with the Merger.”

•	Regulatory Approvals. The Hatteras special committee and the Hatteras board of directors considered the period of time necessary to obtain the regulatory approvals that would be required to consummate the offer; and

•

Cash Component of Consideration. The Hatteras special committee and the Hatteras board of directors considered that the holders of Hatteras common stock who receive cash consideration, either because of an affirmative election or because of subsequent proration, will have that portion of their investment in Hatteras liquidated at a discount to Hatteras’ book value per share and, with respect to that portion of their investment, will not be able to participate in the future benefits of the combined company and the fact that the receipt of cash will be a taxable transaction for U.S. federal income tax purposes.

•	Other Risks of the Offer and the Merger. The Hatteras special committee and the Hatteras board of directors also considered the following additional risks:

•	the substantial costs to be incurred in connection with the transaction;

•	the absence of appraisal rights for holders of Hatteras common stock under Maryland law; and

•	the risks described in the section captioned “Risk Factors” in the prospectus/offer to exchange.

Although the foregoing discussion sets forth the material factors considered by the Hatteras special committee in making its recommendation to the Hatteras board of directors and the Hatteras board of directors in reaching its determination, it does not include all of the factors considered by either the Hatteras special committee or the Hatteras board of directors, and each director may have considered different factors or given different weights to different factors. In view of the variety of factors and the amount of information considered, neither the Hatteras special committee nor the Hatteras board of directors found it practicable to, and did not, make specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its recommendation. Both the Hatteras special committee and the Hatteras board of directors realized that there can be no assurance about future results, including results expected or considered in the factors above. However, both the Hatteras special committee and the Hatteras board of directors concluded that the potential positive factors described above significantly outweighed the negative factors described above. The recommendations were made after consideration of all of the factors as a whole.

THE HATTERAS BOARD OF DIRECTORS, ACTING UPON THE UNANIMOUS RECOMMENDATION OF THE HATTERAS SPECIAL COMMITTEE, HAS UNANIMOUSLY DETERMINED THAT THE TERMS OF THE MERGER AGREEMENT AND THE TRANSACTION, INCLUDING THE OFFER, THE MERGER AND THE ISSUANCE OF SHARES OF ANNALY COMMON STOCK IN CONNECTION THEREWITH, WERE FAIR TO, AND IN THE BEST INTERESTS OF, HATTERAS AND ITS STOCKHOLDERS, DECLARED THE OFFER, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT ADVISABLE, APPROVED THE EXECUTION AND DELIVERY BY HATTERAS OF THE MERGER AGREEMENT, THE PERFORMANCE BY HATTERAS OF ITS COVENANTS AND AGREEMENTS CONTAINED IN THE MERGER AGREEMENT AND THE CONSUMMATION OF THE OFFER, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT ON THE TERMS AND SUBJECT TO THE CONDITIONS CONTAINED THEREIN, AND RECOMMENDS THAT HATTERAS STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES OF HATTERAS COMMON STOCK TO ANNALY IN THE OFFER.

In considering the Hatteras special committee’s recommendation and the Hatteras board of directors’ determination with respect to the offer and the merger, you should be aware that the Hatteras external manager and certain executive officers of Hatteras and the Hatteras external manager have arrangements that cause them to have interests in the transaction that are different from, or are in addition to, the interests of Hatteras stockholders generally. See “Item 3.—Past Contacts, Transactions, Negotiations and Agreements— Arrangements with Current Executive Officers and Directors of Hatteras” and “Item 8.—Additional Information—Quantification of Potential Payments and Benefits to Hatteras Named Executive Officers in Connection with the Merger.”

Hatteras Unaudited Prospective Financial Information

Hatteras does not publicly disclose projections as to future interest income, performance, earnings or other results due to, among other reasons, the uncertainty and subjectivity of the underlying assumptions and estimates as well as the high likelihood that actual results will vary from any such estimates. As a result, Hatteras does not endorse the unaudited prospective financial information included in this document as a reliable indication of future results.

The Hatteras limited unaudited prospective financial information is being included in this document solely because it was among the financial information made available to Hatteras’ financial advisor for its use in connection with its financial analyses and opinion. The limited unaudited prospective financial information was also made available to Annaly and its financial advisors. While the limited unaudited prospective financial information presented below was reviewed by the chairperson of the Hatteras special committee, such information was not reviewed or approved by the Hatteras board of directors, and is not the result of any formal internal review or process. As such, the unaudited prospective financial information may vary significantly from subsequent forecasts, financial plans, guidance and/or actual results due to a number of factors, including (but not limited to) changes in the Hatteras investment portfolio and changes in interest rates, trading activity, market valuations, general market and economic conditions, capital commitments, other unexpected changes that cannot be predicted with any certainty, or at all, and the other factors described below. Although presented with numerical specificity, the limited unaudited prospective financial information reflects numerous assumptions and estimates as to future events made by the management of Hatteras.

Additionally, Hatteras’ future financial results may also materially differ from those expressed in the unaudited prospective financial information due to numerous factors that are beyond Hatteras’, Annaly’s or anyone else’s ability to control or predict, including with respect to the interest rate environment, industry performance, competitive factors, industry consolidation, general business, economic, regulatory, market and financial conditions, as well as matters specific to Hatteras’ business, including with respect to Hatteras’ investment and capital allocation strategy and future business initiatives. The assumptions underlying the unaudited prospective financial information may not prove to have been, or may no longer be, accurate.

Hatteras’ management estimated the unaudited prospective financial information in the context of the business, economic, regulatory, market and financial conditions that existed at that time, and the unaudited prospective financial information has not been updated to reflect revised prospects for Hatteras’ business and investment portfolio, changes in general business, economic, regulatory, market and financial conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time such unaudited prospective financial information was prepared.

Specifically, the unaudited prospective financial information is based on the Hatteras audited balance sheet and investment portfolio as of December 31, 2015 and does not take into account any circumstances or events occurring after January 1, 2016, and specifically does not include any financial consequences resulting from the April 11, 2016 announcement of the offer and the merger or subsequent integration planning activities to follow. Additionally, the unaudited prospective financial information does not give effect to any other changes that may result from the offer, the merger or the other transactions contemplated by the merger agreement.

Moreover, the unaudited prospective financial information was based upon several assumptions, and the realization of any or all of these assumptions is less than certain. As such, stockholders are cautioned not to place undue, if any, reliance on the unaudited prospective financial information included in this document, including in making a decision as to whether to tender their shares of Hatteras common stock in the offer. The following are among the assumptions used for preparing the unaudited prospective financial information:

•	interest rate changes through the prospective periods based on Hatteras’ expectations for future increases in the overall level of interest rates and the shape of the yield curve;

•	changes in principal repayment rates based on the overall level of interest rates assumptions above and the resulting yield and reinvestment rates;

•	the repositioning of the Hatteras investment portfolio through sales of adjustable-rate agency securities and the redeployment of capital from such sales into mortgage servicing rights;

•	a reduction in leverage and Eurodollar futures contracts in connection with the repositioning of the Hatteras investment portfolio, resulting in a decrease in the overall size of the investment portfolio;

•	changes in portfolio net interest margins or net interest spreads as a result of the expected changes in the overall level of interest rates referenced above; and

•	no material changes in net duration measures.

Given the uncertainty of the aforementioned assumptions, actual results are likely to differ from the unaudited prospective financial information, and such differences may be material.

THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION PRESENTED IN THIS DOCUMENT HAS NOT BEEN AND WILL NOT BE UPDATED SINCE THE DATE OF ITS PREPARATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE OF ITS PREPARATION OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE, EXCEPT AS MAY BE REQUIRED BY LAW.

The inclusion of this information should not be regarded as an indication that Hatteras, the Hatteras board of directors, Goldman Sachs, the Offeror, Annaly, the Annaly board of directors or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results. There can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated.

Since the unaudited prospective financial information included in this document covers multiple quarterly periods, such information by its nature becomes less predictive with each successive quarterly period. Holders of shares of Hatteras common stock are urged to review the section of this document titled “Risk Factors” and SEC filings of Hatteras for a description of risk factors with respect to the business of Hatteras. See “Forward-Looking Statements,” and “Where to Obtain More Information” and the section of the prospectus/offer to exchange captioned “Risk Factors.”

The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.

Ernst & Young LLP has not audited, reviewed, compiled or performed any procedures with respect to the accompanying unaudited prospective financial information (or unaudited prospective financial information presented under the heading “Annaly Unaudited Prospective Financial Information”) for the purpose of its inclusion herein, and accordingly, Ernst & Young LLP does not express an opinion or provide any form of assurance on such information or its achievability, and assumes no responsibility for, and disclaims any association with, the unaudited prospective financial information. The Ernst & Young LLP report incorporated by reference into this document relates to Hatteras’ historical financial information. It does not extend to the unaudited prospective financial information of Hatteras and should not be read to do so.

The inclusion of the unaudited prospective financial information below should not be deemed an admission or representation by Hatteras, the Offeror, Annaly, Goldman Sachs, or any of their affiliates with respect to such information or that such information is or was viewed by any such person as material information regarding Hatteras, and in fact Hatteras views such information as non-material because such information is based on preliminary assessments of future performance and involves inherent risks and uncertainties.

The unaudited prospective financial information is not being included in this document to influence your decision whether to tender your shares of Hatteras common stock in the offer, but because such information was provided to Goldman Sachs and Annaly.

The unaudited prospective financial information should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Hatteras contained in Hatteras’ public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the unaudited prospective financial information, stockholders are cautioned not to place undue, if any, reliance on the unaudited prospective financial information included in this document, including in making a decision as to whether to tender their shares of Hatteras common stock in the offer.

The following table presents limited unaudited prospective financial data with respect to Hatteras that was made available to Goldman Sachs and Annaly in connection with their evaluation of the offer and the merger.

	Quarterly
	2016				2017
In Thousands	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Total Interest Income	$82,970	$77,204	$75,644	$76,855	$80,930	$81,301	$81,728	$82,602
MSR Net Income	$12,778	$18,320	$21,193	$19,821	$21,851	$22,114	$22,610	$19,577
Core Earnings Per Share of Common Stock(1)	$0.45	$0.47	$0.49	$0.43	$0.40	$0.39	$0.41	$0.40

(1)	Core earnings per share of common stock represents a non-GAAP measure. Hatteras defines core earnings as effective net interest margin (as defined below) plus MSR income net of amortization, management fee income and gain from mortgage loans held for sale, less adjusted operating expenses (which exclude transaction costs, amortization of intangible assets and change in representation and warranty reserve) and dividends on preferred stock. Hatteras defines effective net interest margin as net interest margin determined in accordance with GAAP, adjusted to exclude reclassification of deferred swap losses included in interest expense, to include interest rate swap monthly net settlements, to include swap equivalent gains and losses related to futures contracts, and to include TBA dollar roll income. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures used in the above unaudited prospective financial information may not be comparable to similarly titled amounts used by other companies or persons.

Opinion of Hatteras’ Financial Advisor

Hatteras retained Goldman, Sachs & Co. as financial advisor to the Hatteras board of directors in connection with the proposed offer and merger and the other transactions contemplated by the merger agreement, which are collectively referred to as “the offer and the merger” throughout this section.

At a meeting of the Hatteras special committee and the Hatteras board of directors held on April 10, 2016, Goldman Sachs rendered its oral opinion to the Hatteras special committee and Hatteras board of directors, subsequently confirmed in writing dated April 10, 2016, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing Goldman Sachs’ written opinion as set forth in such written opinion, the Aggregate Consideration (as defined in the section above captioned “—Background of the Offer and the Merger”) to be paid to the holders (other than Annaly and its affiliates) of the shares of Hatteras common stock, taken in the aggregate, pursuant to the merger agreement, was fair from a financial point of view to such holders. The merger agreement provides that the Aggregate Consideration is subject to proration and certain other procedures and limitations, as to which Goldman Sachs expressed no opinion.

The full text of the written opinion of Goldman Sachs, dated April 10, 2016, which sets forth the assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken in connection with the opinion, is attached to this Schedule 14D-9 as Annex A. The summary of Goldman Sachs’ opinion contained in this Schedule 14D-9is qualified in its entirety by reference to the full text of Goldman Sachs’ written opinion. Goldman Sachs’ advisory services and opinion were provided for the information and assistance of the Hatteras special committee and Hatteras board of directors in connection with their consideration of the offer and the merger (the “transaction”) and the opinion does not constitute a recommendation as to whether or not any holder of shares of Hatteras common stock should tender such shares in connection with the offer or how any holder of shares of Hatteras common stock should make any election with respect to the offer or the merger or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the merger agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of Hatteras and Annaly for the five years ended December 31, 2015;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Hatteras and Annaly;

•	certain other communications from Hatteras and Annaly to their respective stockholders;

•	certain publicly available research analyst reports for Hatteras and Annaly; and

•	certain internal financial analyses for Hatteras prepared by its management, certain Wall Street analyst forecasts for Annaly, certain internal financial analyses and forecasts for Annaly prepared by the management of Annaly, and certain financial analyses and forecasts for Annaly, pro forma for consummation of the transaction, prepared by the management of Hatteras, in each case, as approved for Goldman Sachs’ use by Hatteras, which are referred to as the “Forecasts”, including certain cost synergies expected by the management of Hatteras to result from the transaction and as approved for Goldman Sachs’ use by Hatteras, which are referred to as the “Synergies”.

Goldman Sachs also held discussions with members of the senior managements of Hatteras and Annaly regarding their assessment of the strategic rationale for, and the potential benefits of, the transaction and the past and current business operations, financial condition and future prospects of Annaly and with members of the senior management of Hatteras regarding their assessment of the past and current business operations, financial condition and future prospects of Hatteras; reviewed the reported price and trading activity for the shares of Hatteras common stock and shares of Annaly common stock; compared certain financial and stock market information for Hatteras and Annaly with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the residential mortgage REIT industry; and performed such other studies and analyses, and considered such other factors, as Goldman Sachs deemed appropriate.

For purposes of rendering the opinion described above, Goldman Sachs, with the consent of Hatteras, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, Goldman Sachs, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed, with the consent of Hatteras, that the Forecasts, including the Synergies, had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Hatteras. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Hatteras or Annaly or any of their respective subsidiaries, nor was any evaluation or appraisal of the assets or liabilities of Hatteras or Annaly or any of their respective subsidiaries furnished to Goldman Sachs. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the transaction will be obtained without any adverse effect on Hatteras or Annaly or on the expected benefits of the transaction in any way meaningful to its analysis. Goldman Sachs also assumed that the transaction will be consummated on the terms set forth in the merger agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion did not address the underlying business decision of Hatteras to engage in the transaction, or the relative merits of the transaction as compared to any strategic alternatives that may be available to Hatteras; nor did it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addressed only the fairness from a financial point of view to the holders (other than Annaly and its affiliates) of shares of Hatteras common stock, as of the date of its opinion, of the Aggregate Consideration to be paid to such holders pursuant to the merger agreement. Goldman Sachs did not express any view on, and its opinion did not address, any other term or aspect of the merger agreement or the transaction or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection with the transaction, including, the fairness of the transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Hatteras; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Hatteras or Annaly, or class of such persons, in connection with the transaction, whether relative to the Aggregate Consideration to be paid to the holders (other than Annaly and its affiliates) of shares of Hatteras common stock pursuant to the Agreement or otherwise. Goldman Sachs did not express any opinion as to the prices at which shares of Annaly common stock will trade at any time or as to the impact of the transaction on the solvency or viability of Hatteras or Annaly or the ability of Hatteras or Annaly to pay their respective obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date of its opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs’ advisory services and its opinion were provided for the information and assistance of the Hatteras special committee and Hatteras board of directors in connection with their consideration of the transaction and its opinion does not constitute a recommendation as to whether or not any holder of shares of Hatteras common stock should tender such shares in connection with the offer or how any holder of shares of Hatteras common stock should make any election with respect to the offer or the merger or any other matter. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

Summary of Financial Analyses

The following is a summary of the material financial analyses presented by Goldman Sachs to the Hatteras special committee and Hatteras board of directors in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before April 8, 2016 (the last trading day prior to the announcement of the transaction) and is not necessarily indicative of current market conditions.

For purposes of its analyses, Goldman Sachs calculated an implied consideration per share to be paid to the holders of shares of Hatteras common stock pursuant to the merger agreement based on the closing price for the Annaly common stock of $10.41 on April 8, 2016 by adding the $5.55 in cash to the implied value for 0.9894 shares of Annaly common stock (determined by multiplying 0.9894 by the April 8, 2015 closing price for the Annaly common stock) to derive an implied consideration per Share in the transaction of $15.85.

Historical Stock Trading Analysis

Goldman Sachs compared the Aggregate Consideration to (i) the closing price of the shares of Hatteras common stock as of April 8, 2016, (ii) the volume weighted average trading price of the shares of Hatteras common stock for the 30-trading day period ended April 8, 2016 and (iii) the volume weighted average trading price of the shares of Hatteras common stock for the 52-week period ended April 8, 2016.

This analysis indicated that the Aggregate Consideration represented:

•	a premium of 11.2% to the closing price of $14.26 per Share as of April 8, 2016;

•	a premium of 10.5% to the volume weighted average trading price of $14.35 per Share for the 30-trading day period ended April 8, 2016; and

•	a premium of 6.5% to the volume weighted average trading price of $14.88 per Share for the 52-week period ended April 8, 2016.

Selected Companies Analysis

Goldman Sachs reviewed and compared certain financial information for Hatteras and Annaly to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the residential mortgage REIT industry with a market capitalization greater than $750 million as of April 8, 2016 (which we collectively refer to as the selected companies):

•	American Capital Agency Corp.

•	Two Harbors Investment Corp.

•	New Residential Investment

•	MFA Financial Inc.

•	Chimera Investment Corp.

•	Invesco Mortgage Capital Inc.

•	CYS Investments

•	Redwood Trust Inc.

•	PennyMac Mortgage Investment

•	Capstead Mortgage Corp.

•	Armour Residential REIT

Although none of the selected companies is directly comparable to Hatteras, the companies included were chosen because they are publicly traded companies with operations and scale that for purposes of analysis may be considered similar to certain operations of Hatteras.

Goldman Sachs reviewed and compared various financial multiples and ratios. The multiples and ratios of Hatteras were based on information regarding shares outstanding provided by Hatteras’ management as of April 7, 2016, Hatteras’ SEC filings and Bloomberg market data as of April 8, 2016. The multiples and ratios of Annaly were based on information regarding shares of Annaly common stock outstanding provided by Hatteras’ management as of April 3, 2016, Annaly’s SEC filings and Bloomberg market data as of April 8, 2016. The multiples and ratios of the selected companies were based on SEC filings and Bloomberg market data as of April 8, 2016. With respect to Hatteras and each of the selected companies, Goldman Sachs calculated:

•	price per share as of April 8, 2016 as a multiple of book value per share as of December 31, 2015, which we refer to as “P/BV”; and

•	the implied dividend yield by annualizing the dividends paid in the most recent quarter.[1]

The following table presents the results of these analyses:

	Selected Companies		Hatteras	Annaly
	Range	Median
P/BV	0.64x – 0.96x	0.86x	0.74x	0.89x
Annualized Dividend Yield	8.8% – 18.2%	12.8%	12.6%	11.5%

[1]	American Capital Agency Corp. and Armour Residential REIT pay dividends monthly; dividends in the most recent quarter were calculated based on dividends per share over the course of the quarter.

Goldman Sachs, using its professional judgment, applied the range of P/BV multiples to Hatteras’ book value per share as of February 29, 2016 of $18.72, as provided by the management of Hatteras, to derive a range of implied values per share of Hatteras’ common stock of $12.06 to $17.91. Goldman Sachs, using its professional judgment, applied the range of annualized dividend yields to the annualized dividend paid by Hatteras in the most recent quarter of $0.45, as provided by the management of Hatteras, to derive a range of implied values per share of Hatteras’ common stock of $9.87 to $20.38.

Selected Precedent Transactions Analysis

Goldman Sachs analyzed certain publicly available information relating to the acquisition transactions listed below involving target companies in the residential and commercial mortgage REIT industry:

Date Announced	Acquiror	Target
03-02-2016	Armour Residential REIT (“ARR”)	Javelin Mortgage Investment Corp. (“JMI”)
02-26-2016	Apollo Commercial Real Estate Finance (“ARI”)	Apollo Residential Mortgage, Inc. (“AMTG”)

Although none of the selected transactions is directly comparable to the transaction, the target companies in the selected transactions were companies that, for purposes of analysis, may be considered similar to Hatteras.

For the above selected transactions, based on information obtained from SEC filings and Capital IQ, Goldman Sachs calculated and reviewed the final announced transaction price as a multiple of the target company’s last reported book value as of, in the case of the transaction between ARR and JMI, ten business days before the expiration of the applicable tender offer, and in the case of the transaction between ARI and AMTG, December 31, 2015, which we refer to as “Target P/BV”.

The following table presents the results of this analysis:

	Low	Mean	High
Target P/BV	0.87x	0.88x	0.89x

From the transactions above, Goldman Sachs, using its professional judgment, applied the range of multiples to Hatteras’ book value per share as of February 29, 2016 of $18.72, as provided by the management of Hatteras, to derive a range of implied values per share of Hatteras’ common stock of $16.28 to $16.66.

Illustrative Discounted Dividend Analysis of Hatteras

Goldman Sachs performed an illustrative dividend discount model analysis on Hatteras using the Forecasts and certain publicly available information. Goldman Sachs calculated estimates of the net present value of estimated dividend streams for the period beginning with the second quarter of 2016 through 2017, as set forth in the Forecasts, and a range of illustrative terminal values, and applied discount rates ranging from 5.3% to 12.6%, reflecting estimates of Hatteras’ cost of equity. The terminal values were calculated using two methodologies: (i) the required dividend yields methodology and (ii) the P/BV ratio methodology. Using a range of implied terminal values calculated by applying a 3-year dividend yield range of 9.8% to 16.1% to the projected dividends per share for calendar year 2017 according to the Forecasts, this analysis resulted in a range of implied present values per share of Hatteras’ common stock of $10.92 to $18.12. Using a range of implied terminal P/BV values calculated by applying a range of 0.57x to 0.99x to Hatteras’ projected book value per share of Hatteras’ common stock as of December 31, 2017 as set forth in the Forecasts, this analysis resulted in a range of implied present values per share of Hatteras’ common stock of $11.39 to $19.89.

Illustrative Pro Forma Combined Company Discounted Dividend Analysis

Goldman Sachs performed an illustrative dividend discount model analysis on Hatteras and Annaly on a pro forma basis, which we refer to as the combined company, using the Forecasts and certain public information. Goldman Sachs calculated estimates of the net present value of the estimated dividend streams of the combined company for the period beginning with the second quarter of 2016 through 2017, as set forth in the Forecasts, and assuming a dividend payout ratio of 100% per Hatteras management, and a range of illustrative terminal values for the combined company, and applied discount rates ranging from 3.9% to 11.6%, reflecting estimates of the combined company’s cost of equity. The terminal values were calculated using two methodologies: (i) the required dividend yields methodology and (ii) the P/BV ratio methodology. Using a range of implied terminal values calculated by applying a 3-year dividend yield range of 10.0% to 15.1% to the combined company’s estimated dividends per share for calendar year 2017, this analysis resulted in range of implied present values per share of Hatteras’ common stock of $13.71 to $18.36. Using a range of implied terminal P/BV values calculated by applying a range of 0.70x to 1.01x to the combined company’s estimated book value per share as of December 31, 2017, this analysis resulted in a range of implied present values per share of Hatteras’ common stock of $14.14 to $18.60.

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying the opinion of Goldman Sachs. In arriving at its fairness determination, Goldman Sachs considered the results of all of the analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Hatteras or Annaly or the contemplated transaction.

Goldman Sachs prepared these analyses for purposes of providing its opinion to the Hatteras special committee and the Hatteras board of directors as to the fairness from a financial point of view to the holders of shares of Hatteras common stock, as of the date of its opinion, of the Aggregate Consideration to be paid to the holders (other than Annaly and its affiliates) of shares of Hatteras common stock pursuant to the merger agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Hatteras, Annaly, the Offeror, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The Aggregate Consideration payable to holders of shares of Hatteras common stock was determined through arm’s-length negotiations between Hatteras and Annaly and was approved by the Hatteras board of directors upon the recommendation of the Hatteras special committee. Goldman Sachs provided advice to the Hatteras special committee and the Hatteras board of directors during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to the Hatteras special committee or the Hatteras board of directors or that any specific amount of consideration constituted the only appropriate consideration for the proposed transaction. As described above, Goldman Sachs’ opinion to the Hatteras special committee and Hatteras board of directors was one of many factors taken into consideration by the Hatteras special committee and the Hatteras board of directors in making their determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the delivery of its fairness opinion to the Hatteras special committee and the Hatteras board of directors and is qualified in its entirety by reference to its written opinion attached as Annex A to this Schedule 14D-9.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Hatteras, Annaly, any of their respective affiliates and third parties, including Atlantic Capital Advisors LLC and Annaly Management Company LLC or any currency or commodity that may be involved in the transaction. Goldman Sachs has acted as financial advisor to the Hatteras special committee in connection with, and has participated in certain of the negotiations leading to, the transaction. Goldman Sachs has provided certain financial advisory and/or underwriting services to Hatteras and/or its affiliates from time to time. During the two year period ended April 10, 2016, no financial advisory and/or underwriting services were provided to Hatteras and/or its affiliates by Goldman Sachs’ Investment Banking Division for which Goldman Sachs received compensation. Goldman Sachs has also provided certain financial advisory and/or underwriting services to Annaly and/or its affiliates from time to time. During the two year period ended April 10, 2016, no financial advisory and/or underwriting services were provided to Annaly and/or its affiliates by Goldman Sachs’ Investment Banking Division for which Goldman Sachs received compensation. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to Hatteras, Annaly, Atlantic Capital Advisors LLC and Annaly Management Company LLC for which Goldman Sachs’ Investment Banking Division may receive compensation.

The Hatteras special committee selected Goldman Sachs as its financial advisor due to its familiarity with Hatteras, as well as its reputation, capabilities and substantial experience in transactions of this nature. Pursuant to a letter agreement, dated April 5, 2016, the Hatteras special committee engaged Goldman Sachs to act as its financial advisor in connection with the exploration of Hatteras’ strategic alternatives including a possible sale of all or a portion of Hatteras. Pursuant to the terms of this engagement letter, Hatteras has agreed to pay Goldman Sachs a transaction fee based on the total consideration paid in the transaction. Based on information available as of the date of announcement of the transaction, the transaction fee, all of which is contingent upon consummation of the transaction, is estimated to be approximately $11 million. In addition, Hatteras has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Intent to Tender

To Hatteras’ knowledge, after making reasonable inquiry, all of Hatteras’ executive officers and directors currently intend to validly tender or cause to be validly tendered pursuant to the offer all shares of Hatteras common stock held of record or beneficially owned by such persons immediately prior to the expiration of the offer, as it may be extended (other than shares of Hatteras common stock for which such holder does not have discretionary authority). The foregoing does not include any shares of Hatteras common stock over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used

The Hatteras special committee retained Goldman Sachs as its financial advisor in connection with the transaction and, in connection with such engagement, Goldman Sachs provided to the Hatteras special committee and the Board Goldman Sachs’ opinion described in “Item 4. The Solicitation or Recommendation—Opinion of Hatteras’ Financial Advisor,” which is filed as Annex A hereto and are incorporated herein by reference. The Hatteras special committee selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transaction.

In connection with Goldman Sachs’ services as the Hatteras special committee’s financial advisor, Hatteras has agreed to pay Goldman Sachs a transaction fee based on the total consideration paid in the transaction. Based information available as of the date of announcement, the transaction fee, all of which is contingent upon consummation of the transaction, is estimated to be approximately $11 million. In addition, Hatteras has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Item 6.	Interest in Securities of the Subject Company.

No transactions with respect to shares of Hatteras common stock have been effected during the sixty days prior to the date of this Schedule 14D-9 by Hatteras or, to Hatteras’ knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Subject Company Negotiations

Except as described in this Schedule 14D-9 or in the offer, Hatteras is not undertaking or engaged in any negotiation in response to the offer that relates to or would result in (i) an extraordinary transaction, such as a merger, reorganization or liquidation involving Hatteras or any subsidiary of Hatteras; (ii) a purchase, sale or transfer of a material amount of assets of Hatteras or any subsidiary of Hatteras; (iii) a tender offer for or other acquisition of Hatteras’ securities by Hatteras, any subsidiary of Hatteras, or any other person; or (iv) a material change in the present dividend rate or policy, indebtedness or capitalization of Hatteras. As described in the merger agreement, the Hatteras board of directors, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to an unsolicited takeover proposal. (See the section of the prospectus/offer to exchange captioned “Merger Agreement—No Solicitation of Other Offers by Hatteras” for more information.)

Transactions and Other Matters

Except as set forth in this Schedule 14D-9, there is no transaction, resolution of the Hatteras board of directors, agreement in principle, or signed contract that is entered into in response to the offer that relates to or would result in one or more of the matters referred to in the immediately preceding paragraph of this Item 7.

Item 8.	Additional Information.

Quantification of Potential Payments and Benefits to Hatteras Named Executive Officers in Connection with the Merger

The following table sets forth the information required by Item 402(t) of the SEC’s Regulation S-K regarding certain compensation that the Hatteras named executive officers may receive that is based on or otherwise relates to the merger. The table below does not include the value of restricted stock awards held by the Hatteras executive officers, which will be assumed and converted into Annaly restricted stock awards and will vest based on each executive officer’s continued service under his consulting agreement. The vesting of each such award does not accelerate upon termination of the applicable consulting agreement (other than due to the consultant’s death or disability). For further information regarding the restricted stock awards see “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Relationship with Annaly, the Offeror and Certain of their Affiliates—Consideration for Hatteras Restricted Stock Awards in the Merger.”

Name	Cash ($)(1)	Total ($)
Michael R. Hough	7,500,000	7,500,000
Benjamin M. Hough	7,020,000	7,020,000
Kenneth A. Steele	3,165,000	3,165,000
Frederick J. Boos, II	2,205,000	2,205,000

(1)	Includes the aggregate fees that would be earned by each Hatteras named executive officer during the 30-month consulting period pursuant to his consulting agreement described above. Assumes each named executive officer serves as a consultant to Annaly under the terms of his consulting agreement for the full 30-month consulting period contemplated therein.

Regulatory Approvals

Annaly and Hatteras conduct operations in a number of jurisdictions where regulatory filings or approvals may be required or advisable in connection with the completion of the offer and the merger. In particular, Annaly’s acquisition of Hatteras’ loan purchasing and mortgage servicing platforms as a result of the offer and merger will require approval from Fannie Mae, Freddie Mac and Ginnie Mae, as well as approval of licensing regulators in 13 states. It is a condition to the closing of the offer that these regulatory approvals are obtained, which condition may be waived by Annaly in its sole discretion. The merger agreement provides that the parties must use their reasonable best efforts to obtain the approvals that are necessary, proper or advisable to consummate the offer and the merger, and Annaly and Hatteras have submitted applications for these approvals.

Although we do not expect regulatory authorities to raise any significant objections in connection with their review of the offer and merger, we cannot assure you that we will obtain all required regulatory approvals or that these regulatory approvals will not contain terms, conditions or restrictions that would be detrimental to the combined company after the completion of the offer and the merger.

Hatteras has been advised that the offer and the merger are exempt from the pre-notification and waiting period requirements of the HSR Act. Therefore, we are not attempting to comply with those requirements. The fact that a transaction is exempt from the requirements of the HSR Act does not preclude the Department of Justice or the Federal Trade Commission from seeking to prevent the transaction on the ground that it violates the United States antitrust laws. However, we have no reason to believe that the offer or the merger will be viewed as violating the antitrust laws.

Appraisal Rights or Rights of Objecting Stockholders

No appraisal or dissenters’ rights or rights of objecting stockholders are available to Hatteras stockholders in connection with the offer or the merger. Hatteras is a Maryland corporation, and Title 3, Subtitle 2, and in particular Section 3-202, of the MGCL gives a stockholder of a corporation that is the subject of a merger the right to demand and receive the fair value of the stockholder’s shares, with several exceptions. Hatteras satisfies the exception for shares listed on a national exchange.

Business Combination Statute

Hatteras is incorporated under the laws of the State of Maryland and is governed by the MGCL and its charter and bylaws. The Maryland business combination statute prohibits “business combinations” between Hatteras and an interested shareholder or an affiliate of an interested shareholder for five years after the most recent date on which the interested shareholder becomes an interested shareholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or transfer of equity securities, liquidation plan or reclassification of equity securities. Maryland law defines an interested shareholder as:

•	any person or entity who beneficially owns 10% or more of the voting power of Hatteras stock; or

•	an affiliate or associate of Hatteras who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of Hatteras.

A person is not an interested shareholder if the Hatteras board of directors approves in advance the transaction by which the person otherwise would have become an interested shareholder. However, in approving a transaction, the Hatteras board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the Hatteras board of directors.

After the five-year prohibition, any business combination between Hatteras and an interested shareholder or an affiliate of an interested shareholder generally must be recommended by the Hatteras board of directors and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of the then-outstanding shares of voting stock of Hatteras; and

•	two-thirds of the votes entitled to be cast by holders of voting stock of Hatteras other than stock held by the interested shareholder with whom or with whose affiliate the business combination is to be effected or stock held by an affiliate or associate of the interested shareholder.

These super-majority vote requirements do not apply if holders of Hatteras common stock receive a minimum price, as defined under the Maryland business combination statute, for their shares in the form of cash or other consideration in the same form as previously paid by the interested shareholder for its stock.

The statute permits various exemptions from its provisions, including business combinations that are approved or exempted by the board of directors before the time that the interested shareholder becomes an interested shareholder.

The Hatteras board of directors has adopted a resolution opting out of the business combination provisions.

Control Share Acquisitions

The Maryland control share acquisition statute provides that holders of “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights, except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror or by officers or by directors who are Hatteras employees are excluded from the shares entitled to vote on the matter. “Control shares” are voting shares of stock that, if aggregated with all other shares of stock currently owned by the acquiring person, or in respect of which the acquiring person is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiring person to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval. A “control share acquisition” means the acquisition of control shares, subject to certain exceptions. A person who has made or proposes to make a control share acquisition may compel the Hatteras board of directors to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, Hatteras may present the question at any shareholders meeting.

If voting rights are not approved at the shareholders meeting or if the acquiring person does not deliver the statement required by the control share acquisition statute, then, subject to certain conditions and limitations, Hatteras may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of shareholders at which the voting rights of the shares were considered and not approved. If voting rights for control shares are approved at a shareholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares for purposes of these appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition. The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if Hatteras is a party to the transaction, nor does it apply to acquisitions approved by or exempted by Hatteras’ charter or bylaws.

Hatteras’ bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of Hatteras common stock and, consequently, the control share acquisitions statute will not apply to the offer and the merger.

Stockholder Approval Not Required

Under the MGCL and Hatteras’ charter, if Annaly, through the Offeror, acquires, pursuant to the offer or otherwise, at least two-thirds of the total number of outstanding shares of Hatteras common stock entitled to vote on the matter, the merger may be effected without any action by the stockholders of the Hatteras. Accordingly, after the purchase of shares of Hatteras common stock by the Offeror pursuant to the offer, the parties will effect the closing of the merger without a vote of the stockholders of Hatteras in accordance with Section 3-106.1 of the MGCL. As required by, and subject to the terms and conditions of, the merger agreement and Section 3.106.1 of the MGCL, all of the outstanding shares of Hatteras common stock not purchased pursuant to the offer (other than any shares of Hatteras common stock owned immediately prior to the effective time of the merger by Annaly or the Offeror or any subsidiary of Annaly, the Offeror or Hatteras) will, in the merger, receive the same amount and type of consideration that is being provided to shares of Hatteras common stock tendered in offer.

If the Offeror and Annaly own less than all of the outstanding shares of Hatteras common stock as of immediately prior to the short-form merger, then a Maryland short-form merger notice must be provided to each of Hatteras’ stockholders who otherwise would have been entitled to vote on the merger at least 30 days prior to the completion of the short-form merger. Such notice appears under the caption “Notice of Offer and Merger under Section 3-106.1 of the Maryland General Corporation Law” contained in the prospectus/offer to exchange and is incorporated herein by reference.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Schedule 14D-9 contains “forward-looking statements” that involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including: any statements regarding the anticipated timing of filings and approvals relating to the offer and the merger; any statements regarding the expected timing of the completion of the offer and the merger; any statements regarding the ability to complete the offer or the merger considering the various closing conditions, including that the acceptance time shall have occurred; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Investors and holders of shares of Hatteras common stock are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the offer and the merger; uncertainties as to how many of the holders of shares of Hatteras common stock will tender their shares of Hatteras common stock into the offer; the possibility that various closing conditions for the offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the offer or the merger; the effects of disruption from the offer and the merger making it more difficult for Hatteras to maintain relationships with employees, collaboration parties, other business partners or governmental entities; other business effects, including the effects of economic or political conditions outside of Hatteras’ control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in this Schedule 14D-9 and other documents filed with the SEC by Hatteras and Annaly, as well as the Schedule TO filed with the SEC by Annaly and the Offeror. All of the materials related to the offer (and all other offer documents filed with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Holders of shares of Hatteras common stock also may obtain free copies of the documents filed with the SEC by Hatteras at www.HatFin.com. Hatteras does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

Where You Can Find More Information

Hatteras and Annaly are subject to the informational requirements of the Exchange Act and in accordance therewith file periodic reports, proxy statements and other information with the SEC relating to their business, financial condition and other matters. Hatteras and Annaly are required to disclose in such proxy statements certain information, as of particular dates, concerning their respective directors and officers, their remuneration, stock options granted to them, the principal holders of their securities and any material interest of such persons in transactions with Hatteras or Annaly, as applicable. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, or free of charge at the web site maintained by the SEC at http://www.sec.gov.

The SEC allows Hatteras to “incorporate by reference” information into this Schedule 14D-9, which means that Hatteras can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule 14D-9, except for any information superseded by information contained directly in this Schedule 14D-9.

Hatteras incorporates by reference in this Schedule 14D-9 the following documents filed with the SEC pursuant to the Exchange Act:

•	the Annual Report to Form 10-K for the fiscal year ended December 31, 2015 filed with the SEC on February 24, 2016;

•	the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2016, as filed with the SEC on May 3, 2016;

•	the Current Report on Form 8-K, filed with the SEC on April 11, 2016;

•	the information specifically incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2015 from the Definitive Proxy Statement on Schedule 14A, as filed with the SEC on March 25, 2016;

•	the description of Hatteras’ common stock set forth or incorporated by reference in Hatteras’ Registration Statement on Form 8-A, including all amendments and reports filed for the purpose of updating such description, filed with the SEC on April 23, 2008; and

•	the description of Hatteras’ 7.625% Series A Cumulative Redeemable Preferred Stock set forth or incorporated by reference in Hatteras’ Registration Statement on Form 8-A, including all amendments and reports filed for the purpose of updating such description, filed with the SEC on August 23, 2012.

Hatteras also incorporates by reference any future filings made by it with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such Current Report on Form 8-K that is filed in the future and is not deemed filed under the Exchange Act).

Item 9.	Exhibits

The following exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description

(a)(1)(A)	Form of Letter of Election and Transmittal (incorporated by reference to Exhibit 99.2 to Annaly’s Registration Statement on Form S-4 filed with the SEC on May 5, 2016 (the “Form S-4”))

(a)(1)(B)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Form S-4)

(a)(1)(C)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Form S-4)

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to the Form S-4)

(a)(5)(A)	Joint Press Release Issued by Annaly and Hatteras, dated April 10, 2016 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Hatteras with the SEC on April 11, 2016)

(a)(5)(B)	Form of Summary Advertisement (incorporated by reference to Exhibit (a)(5)(d) of Annaly’s Tender Offer Statement on Schedule TO filed with the SEC on May 5, 2016)

(a)(5)(C)	Opinion of Goldman, Sachs & Co. dated April 10, 2016 (incorporated by reference to Annex A attached to this Schedule 14D-9).*

(a)(5)(D)	Consent of Goldman, Sachs & Co.*

(e)(1)	Agreement and Plan of Merger by and among Annaly, Offeror and Hatteras, dated as of April 10, 2016 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Hatteras with the SEC on April 11, 2016)

(e)(2)	Management Agreement, by and among Hatteras Financial Corp. and Atlantic Capital Advisors, LLC dated February 23, 2012 (incorporated by reference to Exhibit 10.2 to the Annual Report on Form 10-K filed by Hatteras with the SEC on February 23, 2012 and incorporated herein by reference)

(e)(3)	Amendment to Management Agreement, dated as of April 10, 2016 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Hatteras with the SEC on April 11, 2016

(e)(4)	2010 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Hatteras with the SEC on May 6, 2010 and incorporated herein by reference)

(e)(5)	2015 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Hatteras with the SEC on May 11, 2015 and incorporated herein by reference)

(e)(6)	Form of Amended and Restated Restricted Stock Award Agreement for executive officers (incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form S-11 (No. 333-149314) filed with the SEC on February 20, 2008)

(e)(7)	Form of Restricted Stock Award Agreement for independent directors (incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form S-11 (No. 333-149314) filed with the SEC on February 20, 2008)

(e)(8)	Consulting Agreement between Annaly Capital Management, Inc. and Michael R. Hough, dated as of April 10, 2016.*

(e)(9)	Consulting Agreement between Annaly Capital Management, Inc. and Benjamin M Hough, dated as of April 10, 2016.*

(e)(10)	Consulting Agreement between Annaly Capital Management, Inc. and Kenneth A. Steele, dated as of April 10, 2016.*

(e)(11)	Consulting Agreement between Annaly Capital Management, Inc. and Frederick J. Boos, II, dated as of April 10, 2016.*

*	Filed herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HATTERAS, INC.

Date: May 5, 2016	By:	/s/ Kenneth A. Steele
	Name:	Kenneth A. Steele
	Title:	Chief Financial Officer, Treasurer and Secretary

ANNEX A

Opinion of Goldman, Sachs & Co.

PERSONAL AND CONFIDENTIAL

April 10, 2016

Special Committee of the Board of Directors

Hatteras Financial Corp.

751 W. Fourth Street, Suite 400

Winston Salem, NC 27101

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Annaly Capital Management, Inc. (“Annaly”) and its affiliates) of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Hatteras Financial Corp. (the “Company”) of the Aggregate Consideration (as defined below) to be paid for the Shares pursuant to the Agreement and Plan of Merger, dated as of April 10, 2016 (the “Agreement”), by and among Annaly, Ridgeback Merger Sub Corporation, a wholly owned subsidiary of Annaly (“Acquisition Sub”), and the Company. The Agreement provides for an exchange offer for all of the Shares (the “Exchange Offer”) pursuant to which Acquisition Sub will exchange, for each Share accepted, at the election of the holder thereof either (i) $15.85 in cash (the “Cash Consideration”), (ii) 1.5226 shares of common stock, par value $0.01 per share (the “Annaly Common Stock”), of Annaly (the “Stock Consideration”), or (iii) $5.55 in cash and 0.9894 shares of Annaly Common Stock (the “Mixed Consideration”), subject to proration and certain other procedures and limitations contained in the Agreement, as to which procedures and limitations we are expressing no opinion. The Agreement further provides that, following completion of the Exchange Offer, the Company will merge with and into Acquisition Sub (the “Merger”) and each outstanding Share (other than Shares already owned by Acquisition Sub) will be converted at the election of the holder thereof into the Cash Consideration, the Stock Consideration or the Mixed Consideration, subject to proration and certain other procedures and limitations contained in the Agreement, as to which procedures and limitations we are expressing no opinion. The Cash Consideration, Stock Consideration and Mixed Consideration to be paid for the Shares pursuant to the Exchange Offer and the Merger are collectively referred to herein as the “Aggregate Consideration”.

Goldman, Sachs & Co. and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman, Sachs & Co. and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities,

Special Committee of the Board of Directors

Hatteras Financial Corp.

April 10, 2016

currencies, credit default swaps and other financial instruments of the Company, Annaly, any of their respective affiliates and third parties, including Atlantic Capital Advisors LLC, the manager of the Company (the “Company Manager”), and Annaly Management Company LLC, the manager of Annaly (the “Annaly Manager”), or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time. We also have provided certain financial advisory and/or underwriting services to Annaly and/or its affiliates from time to time. .. We may also in the future provide financial advisory and/or underwriting services to the Company, Annaly, the Company Manager and the Annaly Manager and their respective affiliates for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company and Annaly for the five years ended December 31, 2015; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Annaly; certain other communications from the Company and Annaly to their respective stockholders; certain publicly available research analyst reports for the Company and Annaly; certain internal financial analyses for the Company prepared by its management, certain Wall Street analyst forecasts for Annaly and certain internal financial analyses and forecasts for Annaly prepared by the management of Annaly, and certain financial analyses and forecasts for Annaly, pro forma for consummation of the Transaction, in each case, as approved for our use by the Company (the “Forecasts”), including certain cost synergies expected by the management of the Company to result from the Transaction and as approved for our use by the Company (the “Synergies”). We have also held discussions with members of the senior managements of the Company and Annaly regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of Annaly and with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares and Annaly Common Stock; compared certain financial and stock market information for the Company and Annaly with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the residential mortgage REIT industry; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the

Special Committee of the Board of Directors

Hatteras Financial Corp.

April 10, 2016

Forecasts, including the Synergies have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or Annaly or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or Annaly or on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than Annaly and its affiliates) of Shares, as of the date hereof, of the Aggregate Consideration to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the Aggregate Consideration to be paid to the holders (other than Annaly and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which shares of Annaly Common Stock trade at any time or as to the impact of the Transaction on the solvency or viability of the Company or Annaly or the ability of the Company or Annaly to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute an recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Exchange Offer or how any holder of Shares should make any election with respect to the Exchange Offer or the Merger or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Special Committee of the Board of Directors

Hatteras Financial Corp.

April 10, 2016

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Aggregate Consideration to be paid to the holders (other than Annaly and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman, Sachs & Co.
(GOLDMAN, SACHS & CO.)

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